Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271482

Prospectus Supplement

(to Proxy/Prospectus dated July 18, 2023)

SUPPLEMENTAL PROXY STATEMENT FOR SPECIAL MEETING STOCKHOLDERS OF
DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

PROSPECTUS SUPPLEMENT

September 15, 2023

PROSPECTUS SUPPLEMENT FOR
UP TO 1,236,480 SHARES OF CLASS A COMMON STOCK
OF AMERICAN ONCOLOGY NETWORK, INC.

(f/k/a DIGITAL TRANSFORMATION OPPORTUNITIES CORP.
UPON CONSUMMATION OF THE BUSINESS COMBINATION AS DESCRIBED HEREIN)

Digital Transformation Opportunities Corp., a Delaware corporation (the “Company”) has filed a proxy statement/prospectus, dated July 18, 2023 (the “Prospectus”) (File No. 333-271482), pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

The following information supplements and updates the information contained in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement (the “Prospectus Supplement”) should be read together with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement. Defined terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus You may obtain a copy of the proxy statement/prospectus by requesting them in writing or by telephone from our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902

Tel: (800) 662-5200

Email: DTOC.info@investor.morrowsodali.com

Investing in our Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 66 of the Prospectus and in any applicable prospectus supplement, as well as in our periodic reports under the Securities Exchange Act of 1934, as amended, including our Annual Report on Form 10-K for the year ended December 31, 2022, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 15, 2023.

1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 15, 2023

Digital Transformation Opportunities Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40177	85-3984427
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10250 Constellation Blvd, Suite 23126 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(360) 949-1111

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant	DTOCU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	DTOC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

2

Item 8.01 Other Events.

On September 15, 2023, American Oncology Network, LLC (“AON”), is making available its financial results and its Management Discussion and Analysis of Financial Condition for the six months ended June 30, 2023, which are filed herewith as Exhibits 99.1 and 99.2 hereto.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1*	Unaudited Condensed Financial Statements of AON as of and for the six months ended June 30, 2023 and 2022
99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN ONCOLOGY NETWORK, INC.

Date: September 15, 2023	By:	/s/ Kyle Francis
	Name:	Kyle Francis
	Title:	Chief Financial Officer

4

Exhibit 99.1

American Oncology Network, LLC

Condensed Consolidated Balance Sheets

(Unaudited)

($ in thousands, except share data)

	As of June 30, 2023	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	$72,708	$26,926
Short-term marketable securities	9,984	9,851
Patient accounts receivable, net	145,159	136,098
Inventories	41,886	36,476
Other receivables	32,929	28,201
Prepaids expenses and other current assets	3,398	2,670
Current portion of notes receivable - related parties	1,492	1,797
Total current assets	307,556	242,019

Property and equipment, net	35,672	31,980
Operating lease right-of-use assets, net (1)	43,439	43,724
Notes receivable - related parties	1,752	2,076
Other assets	8,311	5,199
Goodwill and intangibles, net	1,230	1,230
Total assets	$397,960	$326,228
Liabilities, Mezzanine Equity, and Members' Equity
Current liabilities
Accounts payable (2)	$122,168	$106,495
Accrued compensation related costs	10,176	7,466
Accrued other	22,873	17,800
Current portion of operating lease liabilities (3)	7,113	9,177
Total current liabilities	162,330	140,938

Long-term debt, net	80,208	80,301
Long-term operating lease liabilities (4)	39,527	37,224
Other long-term liabilities	8,245	5,749
Total liabilities	290,310	264,212

Mezzanine equity
Redeemable convertible preferred Class C Units; 2,459 Units outstanding at June 30, 2023; no Units outstanding at December 31, 2022 (Liquidation preference of $65,327 at June 30, 2023)	62,897	-

Members' equity
Class A Units; 7,725 Units outstanding at June 30, 2023 and December 31, 2022	7,725	7,725
Class A-1 Units; 904 Units outstanding at June 30, 2023 and 730 Units outstanding at December 31, 2022	31,040	28,500
Class B Units; no Units outstanding at June 30, 2023 and December 31, 2022	80	80
Accumulated other comprehensive loss	(29)	(117)
Retained earnings	5,803	25,828
Total AON members' equity	44,619	62,016
Noncontrolling interest	134	-
Total equity	44,753	62,016
Total liabilities, mezzanine equity, and equity	$397,960	$326,228

(1) - Includes related party operating right-of-use assets, net of $12,015 and $13,077 at June 30, 2023 and December 31, 2022, respectively

(2) - Includes amounts due to related party of $117,831 and $102,113 at June 30, 2023 and December 31, 2022, respectively

(3) - Includes related party current portion of operating lease liabilities of $1,923 and $1,836 at June 30, 2023 and December 31, 2022, respectively

(4) - Includes related party long-term operating lease liabilities of $10,514 and $11,631 at June 30, 2023 and December 31, 2022, respectively

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Oncology Network, LLC

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

($ in thousands, except share data)

	Six Months Ended
	June 30,
	2023	2022

Revenue
Patient service revenue, net	$613,486	$546,895
Other revenue	5,212	5,053
Total revenue	618,698	551,948
Costs and expenses
Cost of revenue (1)	569,933	513,011
General and administrative expenses (2)	52,915	42,723
Total costs and expenses	622,848	555,734
Loss from operations	(4,150)	(3,786)

Other income (expense)
Interest expense	(2,968)	(1,110)
Interest income	126	55
Other (expense) income, net	(4,380)	461
Loss before income taxes and equity in loss of affiliate	(11,372)	(4,380)
Income tax expense	-	-
Loss before equity in loss of affiliate	(11,372)	(4,380)
Equity in loss of affiliate	(219)	-
Net loss	$(11,591)	$(4,380)

Earnings (loss) per common unit:
Class A - basic and diluted	$(1,469)	$(590)
Class A-1 - basic and diluted	$(753)	$239
Weighted average units outstanding:
Class A - basic and diluted	7,725	7,725
Class A-1 - basic and diluted	752	730

Other comprehensive income (loss):
Unrealized gains (losses) on marketable securities	88	(84)
Other comprehensive gain (loss)	88	(84)
Comprehensive loss	$(11,503)	$(4,464)

(1)	Includes related party inventory expense of $500,569 and $446,594 for the six months ended June 30, 2023 and 2022, respectively
(2)	Includes related party rent of $1,358 and $1,358 for the six months ended June 30, 2023 and 2022, respectively

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Oncology Network, LLC

Condensed Consolidated Statements of Mezzanine and Members’ Equity

(Unaudited)

($ in thousands, except share data)

	Mezzanine Equity - Redeemable Convertible Preferred Class C		Class A		Class A-1		Class B
	Units	$	Units	$	Units	$	$	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Equity
Six Months Ended June 30, 2023
Balances at December 31, 2022	-	$-	7,725	$7,725	730	$28,500	$80	$(117)	$25,828	$-	$62,016
Net loss	-	-	-	-	-	-	-	-	(11,591)	-	(11,591)
Issuance of Class C Units, net of offering costs	2,459	64,246	-	-	-	-	-	-	-	-	-
Class C derivative liability	-	(1,349)	-	-	-	-	-	-	-	-	-
Class A and A-1 preferred returns	-	-	-	-	-	-	-	-	(8,174)	-	(8,174)
Derivative liability on Class A-1 anti-dilution feature	-	-	-	-	-	2,540	-	-	-	-	2,540
Tax distributions	-	-	-	-	-	-	-	-	(260)	-	(260)
Capital contribution from noncontrolling interest member	-	-	-	-	-	-	-	-	-	134	134
Class A-1 distribution	-	-	-	-	174	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	88	-	-	88
Balances at June 30, 2023	2,459	$62,897	7,725	$7,725	904	$31,040	$80	$(29)	$5,803	$134	$44,753

Six Months Ended June 30, 2022
Balances at December 31, 2021	-	$-	7,725	$7,725	730	$28,500	$80	$-	$23,239	$-	$59,544
Net loss	-	-	-	-	-	-	-	-	(4,380)	-	(4,380)
Equity-based compensation	-	-	-	-	-	-	10	-	-	-	10
Other comprehensive loss	-	-	-	-	-	-	-	(84)	-	-	(84)
Balances at June 30, 2022	-	$-	7,725	$7,725	730	$28,500	$90	$(84)	$18,859	$-	$55,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Oncology Network, LLC

Condensed Consolidated Statements of Cash Flows

(Unaudited)

($ in thousands, except share data)

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(11,591)	$(4,380)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,308	3,159
Amortization of debt issuance costs	353	297
Amortization of operating right-of-use assets (1)	4,309	5,143
Loss on fair value adjustment of derivative liability	5,066	-
Equity-based compensation	-	10
Equity in loss of affiliate	219	-
Gain on sale of property and equipment	(2)	-
Changes in operating assets and liabilities:
Patient accounts receivable, net	(9,061)	(15,698)
Inventories (2)	(5,410)	3,829
Prepaid expenses and other current assets	(728)	(239)
Other receivables	(4,728)	(160)
Other assets	(2,430)	(374)
Accounts payable (3)	15,673	5,532
Accrued compensation related costs	2,710	(170)
Accrued other	1,199	385
Operating lease liabilities (4)	(3,784)	(3,842)
Medicare advance payments	-	(3,742)
Other long-term liabilities	1,626	262
Net cash used in operating activities	(2,271)	(9,988)
Cash flows from investing activities
Purchases of property and equipment	(6,899)	(2,783)
Proceeds from disposals of property and equipment	5	-
Acquisition of physician practices	-	(5)
Purchases of marketable securities	(2,280)	(10,024)
Proceeds from sales of marketable securities	2,235	252
Issuance of notes receivable - related parties	-	(243)
Collections on notes receivable - related parties	630	666
Net cash used in investing activities	(6,309)	(12,137)
Cash flows from financing activities
Borrowings on long-term debt	-	16,250
Issuance of redeemable convertible preferred Class C Units	64,996	-
Class A and A-1 preferred returns	(8,174)	-
Tax distributions	(260)	-
Repayments on finance lease liabilities	(233)	(215)
Capital contribution from noncontrolling interest member	134	-
Cash paid for debt financing costs	(446)	(171)
Cash paid for offering costs on issuance of Class C Units	(750)	-
Cash paid for offering costs on Business Combination	(905)	-
Net cash provided by financing activities	54,362	15,864
Net increase (decrease) in cash and cash equivalents	45,782	(6,261)
Cash and cash equivalents
Beginning of period	26,926	32,354
End of period	$72,708	$26,093
Supplemental noncash investing and financing activities
Right-of-use assets and lease liabilities removed in termination of lease	$1,023	$-
Remeasurement of lease liabilities due to modifications of terms of leases	-	2,641
Derivative liability on issuance of Class C Units	1,349	-
Derivative liability on Class A-1 anti-dilution feature	2,540	-

(1)	Includes related party amortization of operating right-of-use assets of $1,062 and $1,019 for the six months ended June 30, 2023 and 2022, respectively.
(2)	Includes changes in related party balances of ($5,140) and $3,637 for the six months ended June 30, 2023 and 2022, respectively.
(3)	Includes changes in related party balances of $15,718 and $6,719 for the six months ended June 30, 2023 and 2022, respectively.
(4)	Includes changes in related party balances of ($1,303) and ($1,284) for the six months ended June 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

1.	Business

American Oncology Network, LLC (“AON” or the “Company”), through its subsidiary company and variable interest entities (together, “its subsidiaries”), is an alliance of physicians and seasoned healthcare leaders who provide comprehensive oncology services across 31 oncology practices located in eighteen states (Arizona, Arkansas, Florida, Georgia, Iowa, Idaho, Indiana, Louisiana, Maryland, Missouri, Michigan, North Carolina, Nevada, Ohio, South Carolina, Texas, Virginia and Washington). The Company also provides expertise in drug procurement and payor contracting, along with practice diversification through centralized laboratory and pathology services, as well as specialty pharmacy services. During the six months ended June 30, 2023 and 2022, the Company entered into affiliation agreements with or acquired the following oncology practices.

Six Months Ended June 30, 2022		Six Months Ended June 30, 2023
State	Effective Date	State	Effective Date
Arizona	1/1/2022	Texas(a)	6/12/2023
Georgia(a)	1/1/2022
Louisiana(a)	1/17/2022
Georgia(a)	4/5/2022
Georgia(a)	5/1/2022

(a)   The Company entered into affiliation agreements with the physicians for these respective practices. The Company evaluated each of the affiliation agreements and determined that the transactions did not represent a business combination.

The operations of the practices that were acquired have been included in the Company’s condensed consolidated financial statements since the date of acquisition. The Company intends to continue to pursue additional purchases of physician practices in addition to seeking out new affiliation relationships.

Business Combination Agreements

On October 5, 2022, and as amended and restated on January 6, 2023, and as further amended and restated on April 27, 2023 (“Second Amended and Restated Business Combination Agreement”), the Company announced that it entered into a definitive Business Combination Agreement (“Business Combination”) with Digital Transformation Opportunities Corp. (“DTOC”), a special purpose acquisition company. The transaction is expected to close in the second half of 2023, subject to approval by DTOC stockholders and other customary closing conditions. The Business Combination Agreement provides for the Company to pay an $18.0 million termination fee to the Sponsor should the Company enter into a definitive agreement with another party providing for an alternative business combination transaction.

On June 7, 2023, AON sold 2,459 AON Class C Units at an aggregate purchase price of $65.0 million to GEF AON Holdings Corp., net of $0.8 million of offering costs. GEF AON Holdings Corp. has an option to purchase an additional 378 AON Class C Units until the closing of the Business Combination at a purchase price of $26,423 per Unit. In connection with this investment, AON amended and restated its operating agreement, to among other things, authorize 2,837 AON Class C Units of which 2,459 were issued and outstanding as of June 30, 2023. See Note 11 for a discussion of rights and privileges of Class C Units and related accounting for such Units and option to purchase additional Units.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

On June 14, 2023, AON and DTOC amended and restated the Second Amended and Restated Business Combination Agreement to provide for, among other things, the merger of DTOC MergerSub, Inc. (“Merger Sub”) with and into GEF AON Holdings Corp. (the “AON Class C Preferred Investor”) whereby the separate existence of Merger Sub will cease. New AON (defined as American Oncology Network Inc. (f/k/a Digital Transformation Opportunities Corp.) and its consolidated subsidiaries, after giving effect to the Business Combination) will issue a number of shares of New AON Series A Preferred Stock equal to the number of AON Series A preferred Units held by the AON Class C Preferred Investor to AEA Growth Management LP, the parent of AON Class C Preferred Investor (“AEA Growth”) in exchange for all the shares of common stock held by AEA Growth in the AON Class C Preferred Investor. In addition, the following will be implemented:

•	merger of the AON Class C Preferred Investor with and into New AON,

•	reclassification and exchange of the AON Class C Units, including any accrued interest thereon, for AON Series A preferred Units at the Per Company Class C Unit Exchange Ratio, and

•	removal of the minimum cash requirement of $60.0 million included in the Business Combination Agreement.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. Management believes the unaudited condensed consolidated financial statements for the interim periods presented contain all necessary adjustments, of a normal recurring nature, to state fairly, in all material respects, the Company’s financial position, results of operations and cash flows for the interim periods presented. These condensed consolidated financial statements were prepared on the same basis as and should be read in conjunction with the Company’s annual consolidated financial statements. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results the Company expects for the entire year.

The condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiary American Oncology Management Company, LLC (“AOMC”), and its consolidated variable interest entities (“VIEs”) American Oncology Partners, P.A. (“AON Partners”), American Oncology Partners of Maryland, P.A. (“Partners of Maryland”), AON Central Services, LLC (“AON Central Services”), and Meaningful Insights Biotech Analytics, LLC (“MIBA”). All intercompany accounts and transactions between the entities have been eliminated in consolidation.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

The Company accounts for AON Partners, Partners of Maryland, AON Central Services, and MIBA in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidations. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a VIE. A VIE is broadly defined as an entity that has any of the following three characteristics: (i) the equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights; or (iii) the equity investors as a group lack any of the following, the power through voting or similar rights to direct the activities of the entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. The Company consolidates a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively, if any. The Company has contractual relationships with AON Partners, Partners of Maryland and AON Central Services and the physician owners through management service agreements (“MSAs”) and other contractual agreements to provide all practice management services outside of medical services provided by the physicians. In addition, despite not being required by the contractual relationships, the Company regularly provides funding to support AON Partners and Partners of Maryland’s operations and acquisitions of physician practices. AON Central Services was formed July 15, 2022 and, effective January 1, 2023, entered into an agreement with AOMC to provide qualified non-clinical and non-medical employees to AOMC to support the operation of the physician practices. MIBA was established during the first quarter of 2023 for the purpose of developing intellectual property to synergize the collection, deidentification, and dissemination of the Company’s patient data for sale to external parties for research, development, and clinical decisions. In May 2023, the Company contributed $0.2 million for a 56% interest in the equity of MIBA. As of June 30, 2023, MIBA had no significant operating activity. The Company concluded that it had a controlling financial interest in MIBA and has consolidated the entity at June 30, 2023 and recorded the noncontrolling interest in equity.

The Company has concluded that AON Partners, Partners of Maryland, AON Central Services, and MIBA are all VIEs in which the Company has the characteristics of a controlling financial interest and is deemed to be the primary beneficiary. The variable interest subjects the Company to all potential losses in the entities and, therefore, requires the Company to consolidate the results of AON Partners, Partners of Maryland, AON Central Services, and MIBA in its condensed consolidated financial statements.

Refer to Note 3 for further information on the VIEs.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Significant Accounting Policies

The accounting policies included below should be read in conjunction with the annual consolidated financial statements.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (the “CODM”). The Company’s CODM is its chief executive officer who reviews financial information together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance. The Company has one operating segment and one reportable segment that are structured around the organizational management of oncology practice operations. All revenue and assets are in the United States.

Revenue Recognition

Revenue is recognized under Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“Topic 606”). The Company determines the transaction price based upon standard charges for goods and services with anticipated consideration due from patients, third-party payors (including health insurers and government agencies) and others. The Company’s revenue is primarily derived from patient service revenues, which encompass oncology services provided during patient visits and shipments of pharmacy prescriptions. Performance obligations for the Company’s services provided to patients and most procedures, are satisfied over the time of visit which is the same day services are performed. Performance obligations relating to pharmacy revenue are considered fully satisfied at a point in time upon the customer receiving delivery of the prescription. Accordingly, the Company does not anticipate a significant amount of revenue from performance obligations satisfied (or partially satisfied) in previous periods, and any such revenue recognized during the six months ended June 30, 2023 and 2022 was immaterial. Additionally, the Company does not expect to recognize material revenue in the future related to performance obligations that are unsatisfied (or partially satisfied) as of June 30, 2023 and December 31, 2022. Approximately $439.2 million and $392.8 million of the Company’s revenues are generated from services performed during patient visits with the remainder primarily generated from shipments of pharmacy prescriptions for the six months ended June 30, 2023 and 2022, respectively.

As services are performed and prescriptions are shipped, timely billing occurs for services rendered and prescriptions shipped less discounts provided to uninsured patients and contractual adjustments to third-party payors based upon prospectively determined rates and discounted charges. Payment is requested at the time of service for self-paying patients and for patients covered by third-party payors that are responsible for paying deductibles and coinsurance.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

The Company monitors revenue and receivables to prepare estimated contractual allowances for the anticipated differences between billed and reimbursed amounts. Payments from third-party payors and Government programs including Medicare and Medicaid may be subject to audit and other retrospective adjustments. Such amounts are considered on an estimated basis when net patient revenue is recorded and are adjusted as final adjustments are determined. For the six months ended June 30, 2023 and 2022, such resulting historic adjustments have been immaterial to the condensed consolidated financial statements.

In assessing who is the principal in providing patient services and pharmacy prescriptions, the Company considered who controls the provision of services and prescriptions. The Company has determined they are acting as a principal in these relationships.

In April 2022, the Company entered into a long-term arrangement to sponsor and manage a clinical trial. The Company subsequently contracted with a third-party to provide the clinical research services and is the principal in this arrangement. The performance of clinical research services are considered a single performance obligation because the Company provides a highly-integrated service. Revenue is recognized for the single performance obligation over time due to the Company’s right to payment for work performed to date. The contract provides for invoices based on predetermined milestones.

The Company uses the cost-to-cost measure of progress for the Company’s contract because it best depicts the transfer of control to the customer as the performance obligation is fulfilled. For this method, the Company compares the contract costs incurred to date to the estimated total contract costs through completion. As part of the client proposal and contract negotiation process, the Company develops a detailed project budget for the direct costs and reimbursable costs based on the scope of the work, the complexity of the study, the geographical location involved and the Company’s historical experience. The estimated total contract costs at the project level are reviewed and revised periodically throughout the life of the contract, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are identified. Contract costs consist primarily of direct labor and other reimbursable project-related costs such as travel, third-party vendor costs and investigator fees. The Company establishes pricing based on the Company’s internal pricing guidelines, discount agreements, if any, and negotiations with the client. The transaction price is the contractually defined amount. Revenue related to the clinical trial, which is included within other revenue, was $1.5 million and $2.1 million for the six months ended June 30, 2023 and 2022, respectively.

The Company has a system and estimation process for recording Medicare net patient service revenue and estimated recoupments as it relates to value-based care (“VBC”) revenue included in patient service revenue in the condensed consolidated statements of operations and comprehensive income. The Company’s VBC revenue is primarily generated through its participation in the CMS Oncology Care Model (“OCM”) which is an episode-based payment model to promote high-quality cancer care. Participants enter six-month episode periods, and the Company bills a monthly fee during the six-month period based on a fixed rate per participant per month and the total number of participants. Certain quality and compliance metrics are tracked as part of the program and submitted to CMS at the end of the episode period which may result in recoupment of funds. The Company estimates the recoupment amount by developing a recoupment percentage for each period based on historical known recoupment from CMS and applies the recoupment percentage against total fees for the period. Based on the estimate, the Company accrues a liability representing the expected final recoupments based on historical settlement trends.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Short-term Marketable Securities

Investments in marketable securities consist of corporate bonds and U.S. Treasury securities.

Management determines the appropriate classification of investments at the time of purchase and reevaluates such determination at each balance sheet date. Marketable securities are classified as available-for-sale and are carried at fair value in the consolidated balance sheets. The marketable securities are classified as short-term based on management’s intent to convert such securities within one year and the ability to convert them within two to three days.

Certain of our available-for-sale securities are debt securities. For an available-for-sale debt security with an amortized cost that exceeds its fair value, the Company first determines if it intends to sell or will more-likely-than-not be required to sell the security before the expected recovery of its amortized cost. If it intends to sell or will more-likely-than-not be required to sell the security, then the Company recognizes the impairment as a credit loss in the condensed consolidated statements of operations and comprehensive loss by writing down the security’s amortized cost to its fair value. If it does not intend to sell or it is not more-likely-than-not that it will be required to sell the security before the expected recovery of its amortized cost, the Company recognizes the portion of the impairment that is due to a credit loss, if any, in the condensed consolidated statements of operations and comprehensive loss through an allowance. The portion of the impairment that is due to factors other than a credit loss is recognized in other comprehensive income (loss) in the condensed consolidated statements of operations and comprehensive loss as an unrealized loss.

Equity Investment in Affiliate

In January 2023, the Company contributed noncash consideration, with a fair value of approximately $2.3 million, in return for a 49% equity interest in OCP Management Arizona, LLP. Investments in entities over which the Company has the ability to exercise significant influence but does not control the entity are accounted for using the equity method. Equity method investments are included with other assets in the condensed consolidated balance sheets. The carrying amount of the investment is adjusted to reflect the Company’s proportionate share of the net earnings or losses and reduced by any dividends received.

Noncontrolling Interests

The Company consolidates the results of entities in which it has a controlling financial interest. The noncontrolling interests and the portion of net income (loss) attributable to noncontrolling interests are immaterial.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Mezzanine Equity

Redeemable convertible preferred Class C Units are redeemable at the option of the holder, which is outside of the Company’s control. Accordingly, these units are considered contingently redeemable and are classified outside of members’ equity on the consolidated balance sheets.

Business Combinations

The Company evaluates acquired practices in accordance with ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business. This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Because substantially all of the value of each acquired practice did not relate to a similar group of assets and as each acquired practice contained both inputs and processes necessary to provide economic benefits to the Company, it was determined that each acquisition represents a business combination. Therefore, the transactions have been accounted for using the acquisition method of accounting, which requires, with limited exceptions, that assets acquired, and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Any excess of the consideration transferred over the estimated fair values of the net assets acquired is recorded as goodwill. Transaction costs related to business combinations are expensed in the period in which they are incurred.

Offering Costs

The Company defers specific incremental costs directly attributable to proposed offerings of securities. These costs consist of legal, accounting, and other similar expenses incurred through the balance sheet date that are directly related to a potential offering. If the offering is completed, these costs will be charged against the gross proceeds of the offering. These offering costs will be allocated to the separable financial instruments issued in the transaction on a relative fair value basis of the securities issued, compared to total proceeds received. Offering costs associated with any instruments classified as liabilities will be expensed as incurred, presented as non-operating expenses in the condensed consolidated statement of operations and comprehensive loss.

During the six months ended June 30, 2023, the Company incurred additional deferred offering costs of approximately $1.1 million. At December 31, 2022, the Company had incurred approximately $0.3 million of offering costs, which are included in other assets in the accompanying condensed consolidated balance sheets. As discussed in Note 1, on June 7, 2023, the Company issued Redeemable Convertible Preferred Class C Units (“Class C Units”) for net proceeds of approximately $64.5 million ($65.0 million in gross proceeds, net of $0.5 million in offering costs). The Company determined that an additional $0.3 million of costs incurred through June 7, 2023 related to the process of raising the proceeds generated by the issuance of the Class C Units. Accordingly, these deferred offering costs have been reclassified from other assets to mezzanine equity, for a total of $0.8 million in Class C Unit offering costs. At June 30, 2023, approximately $1.1 million of deferred offering costs are included in other assets in the condensed consolidated balance sheets.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Professional Liability

The Company maintains insurance policies for exposure to professional malpractice insurance risk. The limits of malpractice insurance provide each physician/advanced practice provider with a dedicated $1.0 million limit per claim and a $3.0 million limit in the aggregate per policy period – on a first dollar basis, as no deductible applies. The policy further then extends coverage to the Company, by providing a $2.0 million limit per claim and a $4.0 million limit in the aggregate per policy period - on a first dollar basis, additionally, as no deductible applies. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with a third-party actuary. The actuarial valuations consider a number of factors, including historical claims payment patterns, changes in case reserves and the assumed rate of increase in healthcare costs. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, due to the sensitive nature of this estimation technique, recorded reserves could differ from ultimate costs related to these claims due to changes in claims reporting, claims payment and settlement practices and differences in assumed future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities and included in accrued other. All other accrued unpaid claims and expenses are classified as long-term liabilities and included in other long-term liabilities. Insurance recoveries associated with the unpaid claims are classified as long-term assets included in other assets.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.

Accounting guidance establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

Level 2	Inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Our financial instruments include cash, short-term marketable securities, accounts receivable, notes receivable, accounts payable, accrued expenses, long-term debt and contractual agreements that resulted in derivative liabilities. Our nonfinancial assets such as property and equipment are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist.

The carrying amounts of cash, accounts receivable, accounts payable, notes receivable, and accrued expenses approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. We determine the fair value of long-term debt and marketable securities based on various factors including maturity schedules and current market rates.

See Note 11 for a discussion of the Company’s Level 3 financial instruments. As of December 31, 2022, there were no Level 3 financial instruments. There were no transfers between any levels of the hierarchy during any periods presented.

Earnings Per Unit

The Company has four classes of member units - Class A, Class A-1, Class B, and Class C. The Class A and A-1 are considered common units as they have substantially similar rights. The Class B Units represent profits interests and are a participating security as these units may share in distributions, subject to a Distribution Threshold, under certain circumstances as defined in the Company’s Operating Agreement. The Class C Units represent Preferred Units and are a participating security as these units are entitled to a preferred return and participate with common units in undistributed earnings on a pro rata basis.

Basic net income (loss) per unit attributable to common members is computed by dividing net income (loss) by the weighted-average number of common units outstanding during each reporting period. Diluted net income (loss) per unit attributable to common members includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred units and options, which would result in the issuance of incremental common units. For diluted net income (loss) per unit, the weighted-average number of common units is the same as the Company does not have any dilutive instruments.

The Company follows the two-class method when computing net income (loss) per units as the Company has units that meet the definition of participating securities. The two-class method determines net income (loss) per unit for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common members for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Class B Units and the Class C Units do not have an obligation to share in losses, therefore in periods of net loss, the numerator is not impacted by Class B and Class C participation.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, ‘‘Financial instruments-Credit Losses’’ (“ASU 2016- 13”). ASU 2016-13 requires entities to report ‘‘expected’’ credit losses on financial instruments and other commitments to extend credit rather than the current ‘‘incurred loss’’ model. These expected credit losses for financial assets held at the reporting date are to be based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU will also require enhanced disclosures relating to significant estimates and judgments used in estimating credit losses, as well as the credit quality. ASU 2016-13 is effective for the Company for annual reporting periods beginning after December 15, 2022. ASU 2016-13 was adopted by the Company effective January 1, 2023 with no material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which provides that an acquirer must recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. The guidance is effective for the Company for annual reporting periods beginning after December 15, 2023, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on the Company’s consolidated financial statements and related disclosures.

3.	Variable Interest Entities

AOMC is a wholly owned subsidiary of the Company and neither AOMC nor the Company has ownership interest in AON Partners and Partners of Maryland. Both AON Partners and Partners of Maryland are fully owned by physicians. The Company operates its physician practices through the MSAs and other contractual agreements between AOMC, AON Partners, and Partners of Maryland. The responsibilities of AOMC include, but are not limited to, negotiating provider and payor contracts, employment and compensation decisions, billing and collections, furnishing all supplies and equipment necessary for the respective practice’s operations as well as, necessary real estate, contracting on behalf of AON Partners and Partners of Maryland, entering into leases, holding a power of attorney to perform the above activities, preparing, maintaining and administering all accounting records (including financial reporting), expense payment, and maintenance of all information systems/software. The Company is paid a management fee to compensate AOMC for the services provided. AON Central Services is 80% physician owned and 20% owned by AON. AOMC entered into an agreement with AON Central Services, effective January 1, 2023, to provide qualified non-clinical and non-medical employees to AOMC to support the operation of the physician practices. AOMC pays a monthly management fee to AON Central Services equal to the aggregate cost of compensation, benefits and all other costs related to these employees. The Company invested $0.2 million in MIBA, a newly formed LLC, during the second quarter of 2023 in exchange for 56% equity ownership. The Company evaluated its relationship with MIBA under the VIE model and determined it was a VIE and the Company is the primary beneficiary based on its financial controlling interest.

Based on various quantitative and qualitative factors, including assessment of certain services performed and relationships held above, management has determined that AON Partners, Partners of Maryland, AON Central Services, and MIBA are all variable interest entities and AOMC is the primary beneficiary who holds the decision-making rights over the activities that most significantly impact the economic performance of AON Partners, Partners of Maryland, AON Central Services, and MIBA through the MSAs and other contractual agreements. Accordingly, the results of AON Partners, Partners of Maryland, AON Central Services, and MIBA have been consolidated with the Company for the six months ended June 30, 2023 and 2022.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

The assets of AON Partners, Partners of Maryland, AON Central Services, and MIBA as of June 30, 2023 and December 31, 2022, are as follows:

	As of June 30, 2023	As of December 31, 2022
Assets
Cash and cash equivalents	$24,756	$26,844
Accounts receivable	145,159	136,098
Inventories	41,886	36,476
Prepaid expenses and other current assets	679	846
Goodwill and intangibles, net	180	180
Other receivables	32,861	28,139
Other assets	1,817	1,489
Total assets	$247,338	$230,072

The liabilities of AON Partners, Partners of Maryland, AON Central Services, and MIBA as of June 30, 2023 and December 31, 2022, are as follows:

	As of June 30, 2023	As of December 31, 2022
Liabilities
Accounts payable	$120,076	$102,783
Accrued compensation and benefits	13,745	6,021
Accrued other	16,995	15,926
Other long-term liabilities	369	452
Due to AON and subsidiaries, net	126,447	128,204
Total liabilities	$277,632	$253,386

All intercompany transactions and balances with the VIEs are eliminated in consolidation.

4.	Business Combinations

2022 Acquisitions

During the six months ended June 30, 2022, the Company entered into a purchase agreement acquiring control of Northern Arizona Hematology and Oncology on January 1, 2022 for an aggregate purchase price of less than $0.1 million. Because the acquisition of Northern Arizona Hematology and Oncology was on the first day of the fiscal period, AON’s results for the six months ended June 30, 2022 include the results of the acquired practice.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

In connection with each of the Company’s business combinations (the “Transactions”), the Company executed employment agreements with the selling physicians to become employees of AON Partners and/or Partners of Maryland. Additionally, for each transaction the Company and selling physicians entered into a separate unwind agreement granting each other a unilateral option that may be exercised by either party and effectively returns the acquired business to the selling physicians if exercised. In the event the Company or seller exercise their unwind rights, the selling physicians are required to repay the original purchase price for the assets that were sold in the Transaction plus any assets that were acquired after the Transaction, less any accumulated depreciation or amortization with respect to the assets. The selling physicians are also required to assume all contracts associated with their practice. Additionally, in the event of unwind, the selling physicians are entitled to any severance amounts that are due to them under their employment agreement with AON Partners and their employment is terminated on the unwind date. As of June 30, 2023 and December 31, 2022, no liability has been recorded related to the unwind agreements as neither the Company nor any selling physicians have exercised their unwind rights and therefore no payments are considered probable to the selling physicians.

5.	Marketable Securities

The following table summarizes the Company’s marketable securities financial assets that are measured at fair value on a recurring basis:

	As of June 30, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents (1)
Level 1:
Money market funds	$172	$-	$-	$172
Marketable securities
Level 2:
Corporate bonds	7,597	29	(83)	7,543
U.S. Treasury securities	2,416	28	(3)	2,441
Level 2 total	10,013	57	(86)	9,984
Total	$10,185	$57	$(86)	$10,156

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

	As of December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents (1)
Level 1:
Money market funds	$109	$-	$-	$109
Marketable securities
Level 2:
Corporate bonds	7,742	6	(125)	7,623
U.S. Treasury securities	2,226	6	(4)	2,228
Level 2 total	9,968	12	(129)	9,851
Total	$10,077	$12	$(129)	$9,960

(1) Included in cash and cash equivalents in the Consolidated Balance Sheets at June 30, 2023 and December 31, 2022.

The Company uses quoted prices in active markets for identical assets to determine the fair value of its Level 1 investments. The fair value of the Company’s Level 2 investments is determined using pricing based on quoted market prices or alternative market observable inputs.

The fair value of the Company’s marketable securities as of June 30, 2023, by remaining contractual maturities, were as follows:

	Corporate Bonds	U.S. Treasuries	Total
Due in one year or less	$5,940	$1,672	$7,612
Due in one to five years	1,603	769	2,372
Total	$7,543	$2,441	$9,984

6.	Supplemental Condensed Balance Sheet Information

Other receivables

Other receivables consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Rebates receivable	$32,771	$27,955
Other	158	246
Total other receivables	$32,929	$28,201

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Inventory

Inventory consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Intravenous drugs	$29,599	$25,674
Oral pharmaceuticals	12,287	10,802
Total inventories	$41,886	$36,476

Property and Equipment, net

Property and equipment, net consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Leasehold improvements	$29,794	$26,076
Furniture, fixtures and equipment	2,700	2,669
Medical equipment	12,443	11,003
Computer equipment	3,271	3,115
Signs	147	129
Automobiles	59	69
Software	4,331	4,834
Construction-in-progress	4,173	1,433
	56,918	49,328

Accumulated depreciation and amortization	(21,246)	(17,348)
Property and equipment, net	$35,672	$31,980

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Accrued Other

Accrued other consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Refund liability	$15,683	$14,544
Class A-1 derivative liability	2,526	-
Class C derivative liability	1,349	-
Deferred social security taxes - COVID	-	378
Current portion of finance lease liabilities	623	425
Other	2,692	2,453
Total accrued other	$22,873	$17,800

7.	Long-term Debt

Debt consisted of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
PNC Facility	$81,250	$81,250
Total	81,250	81,250
Unamortized debt issuance costs	(1,042)	(949)
Total debt	$80,208	$80,301

Credit Facilities

On April 30, 2021, the Company entered into a Loan Facility with PNC (“PNC Loan Facility”) collateralized by the Company’s assets and outstanding patient accounts receivable. The PNC Loan Facility is guaranteed on a limited basis by the Company and shareholder of AON Partners and Partners of Maryland. $34.6 million of proceeds from the PNC Loan Facility was used to pay off the Company’s previous term loans and revolver with Truist Bank. The remaining funds were made available for working capital and acquisition of additional physician practices.

The PNC Loan Facility is interest-only with total principal due at maturity on April 30, 2024. Interest originally accrued at one-month LIBOR or an alternate base rate plus 1.45%. The maximum balance of the PNC Loan Facility (“Borrowing Base”) is limited to the lesser of the Facility Limit ($65.0 million) or the fair value of the Company’s patient accounts receivable. The Company must maintain a balance of the lesser of the Borrowing Base or 65% of the Facility Limit in the first year and 75% of the Facility Limit in subsequent years (“minimum funding threshold”). The Company can repay the PNC Loan Facility up to the minimum funding threshold at any time without penalty. In accordance with the PNC Loan Facility, the Company pledged $10.0 million of collateral as restricted cash to be released quarterly in increments of $2.5 million. The restricted cash was fully released as of June 30, 2023 and December 31, 2022.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

On April 30, 2021, the Company entered into a $5.0 million revolving line of credit agreement (“PNC Line of Credit”). The PNC Line of Credit has an expiration date of April 30, 2024 and originally bore interest at a rate per annum equal to the sum of the daily LIBOR rate plus 1.65% or an alternate base rate plus 0.65% and is due on the first day of each month beginning June 1, 2021. Any outstanding principal and accrued interest will be due on the expiration date. Beginning July 1, 2021, quarterly bank fees equal to 1.65% per day per annum are due in arrears and will continue on the first day of each quarter thereafter. All debt related to the PNC Line of Credit is collateralized by the Company’s assets. As of June 30, 2023 and December 31 2022, no draws had been made on the PNC Line of Credit. The Company is also subject to a 0.20% unused line fee calculated per annum on the unused balance of the PNC Line of Credit.

On July 29, 2021, the Company amended the PNC Loan Facility increasing the Facility Limit to $75.0 million. On February 14, 2022, the Company further amended the PNC Loan Facility and Line of Credit agreements. The primary changes included an increase of the Facility limit from $75.0 million to $125.0 million, an increase of the PNC Line of Credit availability from $5.0 million to $10.0 million, interest charges to be calculated based on the Bloomberg Short-Term Bank Yield Index plus 1.65% and certain financial covenants. As part of the amendment, the Company drew an additional $16.3 million in proceeds under the Loan Facility. On August 15, 2022, the PNC Loan Facility and Line of Credit agreements were amended again to reduce the availability under the PNC Line of Credit from $10.0 million to $1.0 million.

Effective November 23, 2022, the Company entered into Waiver and Amendment No. 6 (“Waiver and Amendment”) under its PNC Loan Facility as the Company was not in compliance with the Delinquency Ratio financial covenant for the period ending October 31, 2022 and the requirement to provide certain annual financial statements. The Waiver and Amendment waives each event of default and also revised future delinquency percentages and financial statement requirements.

On June 30, 2023, the Company entered into Amendment No. 7 (“Amendment 7”) to its PNC Loan Facility which extended the maturity date from April 30, 2024 to June 30, 2026. In connection with Amendment 7, the Company paid additional debt issuance costs of $0.4 million which will be amortized over the revised remaining life of the Loan Facility. In addition, Amendment 7 revised the definition of the minimum funding threshold to limit the threshold multiplier to 65% of the Facility Limit.

The PNC Loan Facility and PNC Line of Credit nonfinancial covenants include restrictions related to unpermitted property liens and the requirement of audited financial statements. Both agreements also contain several financial covenants, including the following ratios: accounts receivable default, delinquency, dilution, days sales outstanding, leverage, and fixed charge coverage. As of June 30, 2023, the Company was in compliance with all financial and nonfinancial debt covenants as required by both loan agreements.

8.	Income Taxes

The Company’s effective tax rate was 0% and 0% for the six months ended June 30, 2023 and 2022, respectively. The effective income tax rate for the six months ended June 30, 2023 and 2022 differed from the federal statutory rate primarily due to certain legal entities in the Company's structure being treated as partnerships for income tax purposes and, therefore, not being subject to income tax. All corporate entities within the Company’s structure continue to maintain a full valuation allowance against their net deferred tax assets.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

9.	Leases

The Company currently leases office facilities and equipment for its practices under noncancelable operating and finance lease agreements expiring on various dates through 2033. Certain of the leases contain renewal options which are exercisable at the Company’s discretion. These renewal options are considered in determining the lease term if it is reasonably certain that the Company will exercise such options. Additionally, the Company leases certain other office and medical equipment under month-to-month lease agreements.

Right-of-use assets and lease liabilities consist of the following at June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
Assets
Operating lease right-of-use assets, net	$43,439	$43,724
Finance lease right-of-use assets, net (included in property and equipment, net)	2,913	1,998
Total right-of-use assets	$46,352	$45,722

Liabilities
Current
Current portion of operating lease liabilities	$7,113	$9,177
Current portion of finance lease liabilities (included in accrued other)	623	425
Long-term	7,736	9,602
Long-term operating lease liabilities	39,527	37,224
Long-term finance lease liabilities (included in other long-term liabilities)	2,288	1,619
Total lease liabilities	$49,551	$48,445

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

The components of lease costs recognized in the condensed consolidated statements of operations and comprehensive loss consist of the following for the six months ended June 30, 2023 and 2022 and are included in selling, general, and administrative expenses unless otherwise noted:

	Six Months Ended
	June 30,
	2023	2022
Operating lease costs	$5,630	$6,136
Finance lease costs
Amortization of finance lease right-of-use assets	233	228
Interest on finance lease liabilities (included in interest expense)	44	41
Variable lease costs	1,162	1,370
Total lease costs	$7,069	$7,775

The following table reconciles the undiscounted cash flows expected to be paid in each of the next five years and thereafter recorded in the condensed consolidated balance sheets for operating and finance leases as of June 30, 2023:

	Operating Lease	Finance Leases
2023 (remainder of year after June 30, 2023)	$4,271	$376
2024	10,304	753
2025	9,174	731
2026	8,897	492
2027	8,015	428
Thereafter	15,517	530
Total lease payments	56,178	3,310
Less: amount representing interest	(9,538)	(399)
Present value of lease liabilities	46,640	2,911
Less: current portion of lease liabilities	(7,113)	(623)
Long-term lease liabilities, net of current portion	$39,527	$2,288

The weighted-average remaining lease term as of June 30, 2023 and December 31, 2022 was 6.01 years and 5.68 years for operating leases and 5.00 years and 5.37 years for finance leases, respectively. The weighted-average discount rate as of June 30, 2023 and December 31, 2022 was 5.80% and 4.88% for operating leases and 5.09% and 3.60% for finance leases, respectively.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

The cash paid for amounts included in the measurement of lease liabilities for the six months ended June 30, 2023 and 2022 is as follows:

	Six Months Ended
	June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$4,984	$4,826
Operating cash flows from finance leases	44	41
Financing cash flows from finance leases	233	256
ROU assets obtained in exchange for new operating lease liabilities	4,885	2,808
ROU assets obtained in exchange for new finance lease liabilities	1,103	-

At June 30, 2023, the Company had entered into two sixty-month finance leases for medical equipment that had not yet commenced. The future commitments related to these leases are approximately $3.8 million and the Company expects to take control of the leased assets early in the third quarter.

10.	Related Parties

Transactions Notes Receivable

The Company enters into promissory notes with physicians of the Company. The notes receivable balances are satisfied through cash payments or settlements through the physicians’ compensation as part of their employee agreement. The notes receivable are amortized over a 60-month period as a reduction of compensation. The notes bear interest at the Company’s incremental borrowing rate (6.65% at June 30, 2023 and 1.57% at December 31, 2022, respectively).

	As of June 30, 2023	As of December 31, 2022	Original Principal	Issue Date	Maturity Date
Notes receivable
Note 2	$1,027	$1,057	$5,355	5/1/2019	4/30/2024
Note 3	67	119	491	6/1/2019	5/31/2024
Note 6	-	351	1,111	5/22/2020	5/22/2023
Note 8	2,150	2,221	2,816	5/1/2020	5/1/2025
Note 9	-	125	125	1/24/2022	6/30/2023
Total notes receivables	3,244	3,873
Less: Current portion of notes receivable	$(1,492)	(1,797)
Notes receivable, less current portion	$1,752	$2,076

Leases

The Company has operating leases for ten of the office facilities owned by employees of the Company. Total cash paid for leases to related parties for the six months ended June 30, 2023 and 2022 was approximately $1.3 million and $1.3 million, respectively.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Inventory Purchases/Concentration Risk

The Company purchases the majority of pharmaceuticals inventory from a subsidiary under common control of its Class A-1 Member. During the six months ended June 30, 2023 and 2022, the Company purchased approximately $506.0 million and $443.0 million, respectively, from the related party. These purchases were approximately 89% and 86% as a percentage of cost of revenue for the six months ended June 30, 2023 and 2022, respectively. At June 30, 2023 and December 31, 2022, the Company had $117.8 million and $102.1 million, respectively, included in accounts payable for invoices from the related party, representing 96% of accounts payable at each period-end.

11.	Equity

Mezzanine Equity - New Class C Units

The membership interests of the Company is divided into units. The holders of Class A Units, the holders of Class A-1 Units and the holders of Class C Units are entitled to vote on any matters in which the members are entitled to vote. Class B Units are non-voting. The Class C Units (“Preferred Units”) are contingently Redeemable Convertible Preferred Units and classified as mezzanine equity because the units are redeemable five years from the issuance date, at the option of the holder. As of June 30, 2023, the Preferred Units are recorded at their initial carrying value, net of offering costs. The Class C Units are not being accreted to redemption value, as the redemption is not probable.

Dividends

The Preferred Units accrue dividends (“Class C Units Preferred Return”) at a cumulative, semiannually-compounded return of 8% per annum based on the original Net Invested Capital Contributions of $65.0 million. The accrual shall be calculated on June 30 and December 30 and with respect to the semiannually-compounded return, no interest is required to be paid on any present or future Class C Units Preferred Returns. The Class C Units also participate in distributions with the Class A, Class A-1, and Class B Units.

Voting and Redemption Rights

The holders of the Preferred Units are entitled to elect and appoint one of the managers (“Class C Manager”) to the Board of Managers. All other managers are appointed by the Class A members. There are no restrictions on which matters the Preferred Units are entitled to vote.

After the fifth anniversary of the Effective Date (June 7, 2028), the holders of a majority of the Class C Units shall have the right to cause the Company to redeem all of the Class C Units. The Company shall redeem all of the Class C Units for a redemption price per Class C Unit equal to the greater of (i) the Class C Liquidation Preference and (ii) the Fair Market Value of a Class C Unit (the “Class C Redemption Price”). The Class C Liquidation Preference is defined as an amount equal to the sum of (a) the Class C Preferred Return of such Class C Member and (b) the amount of such Class C Member’s Net Invested Capital Contributions of $65.0 million.

Conversion Rights

Each Preferred Unit is convertible, at the option of the holder, at any time, and without the payment of additional consideration by the holder, into such number of fully-paid Class A Units as is determined by dividing the Class C Liquidation Preference by the Class C Conversion Price in effect at the time of conversion. The Conversion Rights shall terminate at the close of business on the day prior to the date of an Exit Event.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Liquidation Preferences

In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company or an Initial Public Offering (IPO) or Exit Event, the Preferred Units have preferential liquidation rights. The amount of distributable assets would be distributed as follows:

(i) First, to the holders of Preferred Units until the aggregate amount distributed to each Class C member is sufficient to provide for the greater of:

•	the full payment of the Class C Preferred Return of such Class C Member accrued to date and the full payment of the Class C Applicable Percentage multiplied by the Net Invested Capital Contribution of such Class C Member; or

•	the amount distributable upon conversion of such Class C Units into Class A Units.

(ii) Second, to the holders of the Class A-1 Units, Class A Units and the Class B Units on a pro rata basis determined by reference to their respective Percentage Interests.

The Class C Applicable Percentage is defined as a percentage equal to (a) one hundred twenty-five percent (125%) if an Exit Event, dissolution, liquidation, or winding-up occurs prior to June 7, 2024, (b) one hundred twenty percent (120%) if an Exit Event, dissolution, liquidation, or winding up occurs after June 7, 2024, but prior to June 7, 2025, (c) one hundred fifteen percent (115%) if an Exit Event, dissolution, liquidation, or winding-up occurs after June 7, 2025, but prior to June 7, 2026, (d) one hundred ten percent (110%) if an Exit Event, dissolution, liquidation, or winding up occurs after June 7, 2026, but prior to June 7, 2027, (e) one hundred five percent (105%) if an Exit Event, dissolution, liquidation, or winding-up occurs after June 7, 2027, but prior to June 7, 2028, (f) one hundred percent (100%) if an Exit Event, dissolution, liquidation, or winding-up occurs after June 7, 2029.

Option to Purchase Additional Shares

In accordance with the terms of the Amended and Restated Class C Convertible Preferred Unit Purchase Agreement dated June 7, 2023, GEF AON Holdings Corp. has an option to purchase an additional 378 AON Class C Units until the closing of the Business Combination at a purchase price of $26,423 per Unit (“Option Feature”). The Company has determined that this Option Feature is required to be accounted for as a derivative in accordance with ASC 815. The Option Feature has been recorded at its fair value at June 30, 2023 and is included in accrued other in the condensed consolidated balance sheets. On June 7, 2023, the fair value of the Option Feature was recorded as an offset to the Class C Units in mezzanine equity, in the amount of $1.4 million. The Option Feature will be remeasured at each reporting period with any adjustments being charged to earnings.

The fair value of the Option Feature was determined using Level 3 inputs. The fair value was estimated at June 30, 2023 using the Black-Scholes Option Pricing model using the following assumptions:

Expected annual dividend yield	0.0%
Expected volatility	65.0%
Risk-free rate of return	5.4%
Expected option term (years)	0.25

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

Distributions to Class A and Class A-1 Members

On March 4, 2020, the Company entered into the Second Amended and Restated Limited Liability Agreement (“Second Operating Agreement”) which established another class of equity, Class A-1 Units. The Second Operating Agreement provided, among other things, that the Class A and A-1 Units would receive a cumulative, annually-compounded, preferred return of 8.0% and 4.0%, respectively, on capital contributions when and if distributions are declared by the Board of the Company.

Prior to the issuance of the Class C Units on June 7, 2023 as discussed above, the Class A and A-1 unitholders were paid a cash distribution of $4.0 million and $4.1 million, respectively, representing the cumulative accrued preferred return to June 7, 2023.

On June 7, 2023, in connection with the issuance of the Class C Units, the Company entered into the Third Amended and Restated Limited Liability Agreement (“Third Operating Agreement”) which, among other things, eliminated any provisions for future preferred returns on Class A and A-1 Units.

Class A-1 Anti-Dilution Feature

In the event the Company, prior to a Qualified IPO, issues additional membership equity (“Additional Issuance”) at a valuation that represents a purchase price that is less than the New Unit Purchase Price, as defined, the Company is obligated to issue additional Class A-1 units, for no consideration, such that the Class A-1 unitholder maintains the same percentage ownership as prior to the Additional Issuance (“Anti-Dilution Feature”).

The Company has determined that the Anti-Dilution Feature meets the definition of a derivative in accordance with ASC 815. The total loss on derivatives for six months ended June 30, 2023 relating to this feature is $5.1 million and was recorded in other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss. The Anti-Dilution Feature will be remeasured at each reporting period with any adjustments being charged to earnings. The Anti-Dilution Feature has been recorded at its fair value of $2.6 million at June 30, 2023 and is included in accrued other in the condensed consolidated balance sheets. The fair value of the Anti-Dilution Feature was immaterial in prior periods.

As  a result of the Anti-Dilution Feature, upon the issuance of the Class C Units on June 7, 2023, the Company issued an additional 174 Class A-1 Units with a fair value of $2.5 million. This additional Class A-1 issuance was recorded in Class A-1 Members’ Equity and a corresponding portion of the derivative liability was settled.

The fair value of the Anti-Dilution Feature was determined using Level 3 inputs. The fair value was estimated at June 30, 2023 using the “with and without” valuation approach comparing cash flows under scenarios assuming the embedded feature was and wasn’t in place. The most significant driver of value is the as-converted value of the Units in the business combination which utilizes the Company’s implied equity value and probability of the Business Combination closing.

Class B-1 Grants

In June 2023, the Company granted 351 Class B-1 Units to certain employees under the 2017 Profits Interest Plan (the “Plan”). The Class B-1 Units have an estimated grant date fair value of $4.4 million based on the Company’s implied equity value as well as the probability of the Business Combination closing. The Class B-1 Units are a series of the Class B Units and have the same rights, privileges, and restrictions as specified in the Plan. The Class B-1 Units only vest upon both continued employment and the consummation of the Business Combination, therefore, no expense has been recognized in the period ended June 30, 2023. Upon the consummation of the Business Combination, the Class B-1 Units will be exchanged for a number of newly issued shares of New AON Class A Common Stock equal to the Per Company Unit Exchange Ratio, as defined in the Business Combination Agreement.

American Oncology Network, LLC

Notes to Condensed Consolidated Financial Statements

(Unaudited)

($ in thousands, except share data)

12.	Earnings per Unit

The Company computes Earnings (Loss) Per Unit of Class A, Class A-1, Class B, and Class C Units using the two-class method. The Class A and A-1 Units are considered common units as they have substantially similar rights. The Class B Units represent profits interests and are a participating security as these units may share in distributions, subject to a Distribution Threshold, under certain circumstances as defined in the Company’s Operating Agreement. The Class C Units represent Preferred Units and are a participating security as these units are entitled to a preferred return and participate with common units in undistributed earnings on a pro rata basis. The Class A and Class A-1 Units were entitled to receive a preferred return through June 7, 2023. The Class C Units are entitled to receive preferred returns, so the first step in the Earnings (Loss) Per Unit calculation distributes those preferred amounts to Class A, Class A-1, and Class C Units to determine the undistributed net income (loss) for the period. After the preferred returns are satisfied, the undistributed earnings for each period are then allocated on a proportionate basis of ownership between the Class A, Class A-1, Class B, and Class C Units based on their contractual participation rights as if all earnings for the period had been distributed. The Class B and Class C Units do not share in losses with the Class A and Class A-1 Units, therefore losses are not allocated to the Class B and Class C Units.

The calculation of both basic and diluted earnings per unit for the periods indicated below was as follows:

	Six Months Ended
	June 30,
Numerator:	2023	2022
Net loss	$(11,591)	$(4,380)
Class A Units cumulative dividends	(391)	(421)
Class A-1 Units cumulative dividends	(577)	(645)
Class C Units cumulative dividends	(327)	-
Undistributed net loss	$(12,886)	$(5,446)
Allocation of undistributed net loss:
Class A Units	(11,743)	(4,976)
Class A-1 Units	(1,143)	(470)
Class B Units	-	-
Class C Units	-	-
Undistributed net loss	$(12,886)	$(5,446)

Net loss attributable to Class A Units:
Cumulative dividends	$391	$421
Undistributed net loss	(11,743)	(4,976)
Net loss attributable to Class A Units	$(11,352)	$(4,555)

Net loss attributable to Class A-1 Units:
Cumulative dividends	$577	$645
Undistributed net loss	(1,143)	(470)
Net income (loss) attributable to Class A-1 Units	$(566)	$175
Denominator:
Weighted average Class A common Units
outstanding - basic and diluted	7,725	7,725
Weighted average Class A-1 Units
outstanding - basic and diluted	752	730
Loss per Class A Unit - basic and diluted	$(1,469)	$(590)
Earnings (loss) per Class A-1 Unit - basic and diluted	$(753)	$239

The total number of shares that are potentially dilutive is 2,837 shares of the Class C Units for the six months ended June 30, 2023. The Class C Units are convertible to Class A Units.

13.	Subsequent Events and Other Matters

In preparing these condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 15, 2023, the date the condensed consolidated financial statements were available to be issued. In July and August of 2023, the Company granted an additional 64 Class B-1 Units to certain employees under the 2017 Profits Interest Plan, for a total number of 415 Class B-1 Units granted.

Exhibit 99.2

AON MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which AON’s management believes is relevant to an assessment and understanding of AON’s results of operations and financial condition. You should read the following discussion and analysis of AON’s financial condition and results of operations together with AON’s condensed consolidated unaudited financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and its audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, together with the related notes thereto, included in this Current Report on Form 8-K.This discussion and analysis should also be read together with the description of AON’s business in the section entitled “Information About AON” in the proxy statement/prospectus of Digital Transformation Opportunities Corp., dated July 18, 2023, which is available on the SEC’s website at www.sec.gov. (the “Proxy Statement/Prospectus")

Certain of the information contained in this discussion and analysis or set forth elsewhere in this Report on Form 8-K, including information with respect to plans and strategy for AON’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Risk Factors,” in the Proxy Statement/Prospectus. AON’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from AON’s forward-looking statements. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement/Prospectus.

Unless otherwise indicated or the context otherwise requires, references in this AON Management’s Discussion and Analysis of Financial Condition and Results of Operations section to “AON,” “we,” “us,” “our,” the “Company,” and other similar terms refer to AON prior to the Business Combination and to New AON and its consolidated subsidiaries after giving effect to the Business Combination.

Overview

Since its inception in 2018, AON has offered an innovative model of physician-led, community-based oncology management. AON preserves and elevates community oncology by helping its physicians navigate the complex healthcare landscape, providing them an efficient platform to work autonomously and thrive, and most importantly, improving the quality of patient care that is being delivered. We are an alliance of physicians and veteran healthcare leaders partnering to ensure the long-term success and viability of oncology diagnosis and treatment in community-based settings. As of June 30, 2023, we have approximately 102 physicians and 92 advanced practice providers across 78 locations in 18 states and the District of Columbia. Our robust platform provides oncology practices with comprehensive support, access to revenue- diversifying adjacent services and practice management expertise to empower physicians to make cancer care better for every patient.

Our mission is to provide the best cancer care that is affordable and close to where patients live and work. We believe the key to accessible and equitable healthcare lies in the strength of community healthcare practices and we are committed to closing the gap in cancer care to ensure every patient has access to the optimal care needed to help in their fight against cancer. To accomplish this, we have practices in some of the most densely populated cities as well as rural areas where medical resources are scarce. We deliver cancer care innovation by bringing new treatments to the forum and also by ensuring access to the necessary adjacent services to provide comprehensive quality cancer care and preserving the delivery of personalized cancer care in the community oncology setting.

Through access to care-enhancing patient services such as a centralized specialty pharmacy, wide ranging clinical lab and pathology services, a fully integrated technology platform anchored by an oncology- specific electronic medical record system, as well as a caring management team and a variety of financial assistance programs, our patients receive expert cancer care at each of our clinics.

We provide patients a variety of services to enhance patient care throughout the healthcare journey: high-quality and timely laboratory services for routine and specialized testing; in-house professional and technical pathology services providing complete, accurate and timely pathology reports; in-house specialty pharmacy with patient education, financial assistance, and 24/7 patient assistance; and care management support services including nutrition guidance.

As the future of healthcare continues to transition from volume to value, we are at the forefront of this initiative by ensuring we remain focused on care quality over care quantity and maintaining a patient-first mentality. Through an integrated system of seamless communication, coordination and patient care for better health outcomes, AON practices benefit from decreased expenditures through the implementation of centralized administrative services, processes, and technologies designed to support effective decision- making such as optimal pricing on drugs and medical supplies. Our patients benefit through our 24/7 clinical care support leading to a reduction in unnecessary emergency room visits and admissions and enhanced care quality. Ultimately, the payors benefit from more efficient delivery of high-quality, comprehensive services comparable to any hospital system at a lower cost point.

Though our network spans the country, our clinicians are interconnected and focused on driving change not just at their local clinics, but throughout our network. Our Network Practices not only unite in collaboration through a physician advisory board, but they also remain at the forefront of new discoveries and findings by expanding and improving cancer treatment options for every patient through a Pharmacy and Therapeutics Committee that continuously updates its formulary in real time as advanced therapeutics come to market and through participating in clinical research to ensure we remain on the cutting edge of cancer protocols. Patients benefit from convenient access to clinical trials that we participate in without the need to travel to large cities or tertiary cancer care facilities, and personalized care by matching a patient’s cancer to a tailored therapy using molecular profiling.

We have invested significantly in a resilient, integrated technology platform to support the practices which includes a fully integrated electronic health record and a robust decision support tool and analytics engine. Our development of compliance materials ensures consistency and optimal patient experiences that meets or exceeds the Office of Inspector General (“OIG”) guidelines.

We believe that our position in the market and focus on elevating the state of oncology care with our affiliated providers bodes well for future growth. Our proprietary technology platform supports this growth and enables the Network Practices to standardize and deliver consistent care at scale. We believe that our model will support growth into new markets and allow us to continue to service more patients across the United States.

The Business Combination

On June 14, 2023, DTOC, AON, AON Class C Preferred Investor entered into the Business Combination Agreement (which further amended and restated the Business Combination Agreement entered into by DTOC and AON as of October 5, 2022, and amended and restated on January 6, 2023 and April 27, 2023). As a result of the transactions contemplated by the Business Combination, the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company, New AON, will be held by AON. In particular, the Business Combination Agreement provides that, upon the terms and subject to the conditions thereof, the Business Combination will be implemented as follows:

•	DTOC will commence, and use its commercially reasonable efforts to consummate as of immediately prior to the adoption of the Amended and Restated AON LLC Agreement, an offer to employees of AON to exchange, at the election of each such employee, each outstanding AON Class B-1 unit held by such employee for a number of newly issued shares of New AON Class A common stock equal to the applicable Per Company Unit Exchange Ratio;

•	on the closing of the Business Combination (the “Closing”), AON will adopt the Amended and Restated AON LLC Agreement to reclassify:

•	existing AON Class A Units and AON Class A-1 Units into a single class of AON common units that are later exchangeable on a one-to-one basis for shares of New AON Class A common stock at an exchange ratio equal to the Per Company Unit Exchange Ratio;

•	existing AON Class B Units into AON common units at an exchange ratio equal to the Per Company Class B Unit Exchange Ratio;

•	existing AON Class C Units into the number of AON Series A Preferred Units equal to the Per Company Class C Unit Exchange Ratio;

as of the date of this Current Report on Form 8-K, (i) the Per Company Unit Exchange Ratio at which existing AON Class A Units and AON Class A-1 Units will be reclassified is estimated to equal 2,524 AON Common Units, (ii) the Per Company Class B Unit Exchange Ratio at which existing Class B-1 Units will be reclassified is estimated to equal 2,524 AON Common Units, and (iii) the Per Company Class C Unit Exchange Ratio at which existing AON Class C Units will be reclassified is estimated to equal 2,705 AON Series A Preferred Units; upon the Closing, AON plans to convert on such terms and in such manner as determined by the AON Board of Managers, profit pool units of certain of AON’s subsidiaries into an equal number of (i) AON Common Units and (ii) shares of New AON Class B common stock, which together are exchangeable into shares of New AON Class A common stock (the “Practice Profit Pool Shares”). The number of Practice Profit Pool Shares issuable will be determined prior to Closing and will be equal to 5% of the $350 million AON enterprise value (minus the Company Closing Indebtedness and plus the Company Closing Cash (as such terms are defined in the Business Combination Agreement)) divided by $10;

•	on the Closing and substantially concurrently with the adoption of the Amended and Restated AON LLC Agreement, New AON will amend and restate its charter (the “Proposed Charter”) to provide for the (a) conversion of all existing shares of DTOC Class B common stock into shares of New AON Class A common stock on a one-to-one basis, (b) amendment of the terms of New AON Class B common stock to provide holders voting rights but no economic rights and (c) designation of the New AON Series A Preferred Stock with such rights and preferences as provided for in the New AON Series A Certificate of Designation and authorization of such number of shares of New AON Series A preferred stock based on the Per Company Class C Unit Exchange Ratio; and

•	on the Closing and following the adoption of the Proposed Charter and filing of the New AON Series A Certificate of Designations, (a) AON will issue AON Common Units to New AON in exchange for a combination of cash and shares of New AON Class B common stock (and Class B Prefunded Warrants if any holders of AON Common Units make an election to receive Class B Prefunded Warrants in lieu of shares of New AON Class B common stock), (b) New AON will be admitted as a member of AON, (c) AON will distribute shares of New AON Class B common stock or Class B Prefunded Warrants, as applicable, to AON equityholders, (d) New AON will reserve a specified number of additional shares of New AON Class A common stock for issuance after the Closing to eligible recipients, (e) Merger Sub will merge with and into the AON Class C Preferred Investor whereby the separate existence of Merger Sub will cease and New AON will issue a number of shares of New AON Series A Preferred Stock equal to the number of AON Series A Preferred Units held by the AON Class C Preferred Investor to AEA Growth Management LP, the parent of AON Class C Preferred Investor (“AEA Growth”) in exchange for all the shares of common stock held by AEA Growth in the AON Class C Preferred Investor (the “First Step”), (f) promptly after the First Step, the AON Class C Preferred Investor will merge with and into New AON whereby the separate existence of the AON Class C Preferred Investor will cease and New AON will hold all the AON Series A Preferred Units and (g) from and after the Closing (but subject to lock-up restrictions), the AON common equityholders (other than New AON) will have the right (but not the obligation) to exchange AON Common Units together with an equal number of shares of New AON Class B common stock (whether held directly or indirectly through Class B Prefunded Warrants), for shares of New AON Class A common stock.

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, DTOC is expected to be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on AON’s directors comprising a majority of the board seats for New AON’s board of directors, AON senior management comprising substantially all of the senior management of the post-combination company, and AON comprising the substantive operations pre-combination as well as the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the financial statements of the combined entity will represent a continuation of the financial statements of AON with the Business Combination being treated as the equivalent of AON issuing stock for the net assets of DTOC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Key Factors Affecting Performance & Non-GAAP Measures

Factors Affecting Our Revenues

There are many factors that drive patient service revenues; however, we focus on certain key metrics such as:

•	Total patient encounters which include initial consultations and treatments, new patient encounters, recurring patient encounters and treatments, and cancer vs non cancer patients.

•	Patient referrals which are also an important driver of patient service revenue; we manage the referral pipeline locally through the coordinated efforts of our physician liaisons working with our physicians to market our practices by visiting referral sources such as, primary care providers and other medical specialties.

Factors Affecting Our Operating Costs

Operating costs are primarily dependent upon factors such as:

•	The cost of prescription drugs used in our treatment plans which include both intravenous and oral oncolytics. The management of these costs are a critical component of our business as it is our single largest expense. We manage this cost by strategic volume purchases and continuously evaluating the most clinically effective drug for cancer type through our Pharmaceutical and Therapeutics Committee.

•	Clinical compensation and benefits, including non-medical personnel, represent our second largest operating expense. These costs are impacted by both micro and macro-economic factors as well as local competition for personnel that could impact costs associated with personnel. In particular, in all of our markets, we have seen significant increases in compensation for qualified nursing resources. We continuously monitor wages period over period to mitigate the impact of variations in industry and macro-economic labor conditions.

•	We lease all of our facilities, therefore real-estate costs are a significant component of our operating costs. We continuously monitor local and national real estate conditions to actively manage our exposure to fluctuating occupancy costs.

Key Non-GAAP Financial Measures We Use to Evaluate Our Performance

Adjusted EBITDA

This filing includes the non-GAAP financial measure “Adjusted EBITDA”. Management views this metric as a useful way to look at the performance of our operations between periods and to exclude decisions on capital investment and financing that might otherwise impact the review of profitability of the business based on present market conditions. Management believes this measure provides an additional way of viewing aspects of the Company’s operations that, when viewed with the GAAP results, provides a more complete understanding of the Company’s results of operations and the factors and trends affecting the business.

Adjusted EBITDA is defined as net income prior to interest income, interest expense, income taxes, and depreciation and amortization, as adjusted to add back certain other non-cash charges that we may record each year, such as stock-compensation expense, as well as non-recurring charges such as expenses incurred related to major operational transitions and transaction costs. We believe these expenses and non-recurring charges are not considered an indicator of ongoing company performance. The measures are used as a supplement to GAAP results in evaluating certain aspects of our business, as described below. We believe Adjusted EBITDA is useful to investors in evaluating our performance because the measure considers the performance of our operations, excluding decisions made with respect to capital investment, financing, and other non-recurring charges as outlined above.

The Company includes Adjusted EBITDA because it is an important measure upon which our management uses to assess the results of operations, to evaluate factors and trends affecting the business, and to plan and budget future periods. However, non-GAAP financial measures should be considered a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP financial measures used by management may differ from the non-GAAP measures used by other companies, including the Company’s competitors. Management encourages investors and others to review the Company’s financial information in its entirety, and not to rely on any single financial measure. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our performance or as an alternative to any other measure prescribed by GAAP as there are limitations to using such non-GAAP measures. We compensate for these limitations by providing disclosure of the differences between Adjusted EBITDA and GAAP results, including providing a reconciliation to GAAP results, to enable investors to perform their own analysis of our operating results.

Components of Results of Operations

Patient Service Revenue, net

The Company receives payments from the following sources for services rendered: (i) commercial insurers; (ii) pharmacy benefit managers (“PBMs”); (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services (“CMS”); (iv) state governments under Medicaid and other programs, including managed Medicare and Medicaid; and (v) individual patients.

The primary elements of patient service revenue are from fee for service (“FFS”) revenue which includes revenue from required patient infusion and injection treatments, as well as oral prescription drugs. FFS revenue comprise revenues in which we bill and collect for medical services rendered by our physicians or nurse practitioners including office visits and consults. FFS revenue also includes infusion therapies and treatment. FFS revenue consists of fees for medical services provided to patients. Payments for services provided are generally less than billed charges. The Company records revenue net of an allowance for contractual adjustments, which represents the net revenue expected to be collected from third-party payors (including managed care, commercial, and governmental payors such as Medicare and Medicaid), and patients.

These expected collections are based on fees and negotiated payment rates in the case of third-party payors, the specific benefits provided for under each patient’s healthcare plan, mandated payment rates in the case of Medicare and Medicaid programs, and historical cash collections (net of recoveries). The recognition of net revenue (gross charges less contractual allowances) from such services is dependent on certain factors, such as, the proper completion of medical charts following a patient encounter, proper medical coding of the charts, and the verification and authorization of each patient’s eligibility at the time services are rendered as to the payor(s) responsible for payment of such services.

Oral prescription drugs comprise revenues from prescriptions written by our doctors to their patients which are dispensed directly by AON’s specialty pharmacy. Revenue for the oral prescription is based on fee schedules set by various PBMs and other third-party payors. The fee schedule is often subject to direct and indirect remuneration (“DIR”) fees, which are based primarily on adherence and other metrics. DIR fees may be significant and may be assessed in the periods after payments are received against future payments. The Company recognizes revenue, net of estimated DIR fees, at the time the patient takes possession of the oral drug.

HHS grant income

HHS grant income represents a grant from the Department of Health and Human Services as part of a government stimulus program which was designed to assist small businesses during the pandemic and does not require repayment.

Other Revenue

Other revenue is primarily generated from service arrangements with various hospitals systems and data contracts as well as through clinical trials.

Cost of Revenue

Cost of services primarily includes chemotherapy drug costs, clinician salaries and benefits, medical supplies, and clinical occupancy costs. Clinicians include oncologists, advanced practice providers such as physician assistants and nurse practitioners, and registered nurses. Specialty pharmacy costs primarily include the cost of oral medications dispensed from the specialty pharmacy including overhead costs for running a free-standing pharmacy and shipping costs to patients.

General and administrative

Our general and administrative expenses include corporate occupancy costs, technology infrastructure, operations, clinical and quality support, finance, legal, human resources, and business development. Depreciation and amortization expenses are also included in general and administrative expenses. The Company expects its general and administrative expenses to increase over time following the consummation of the Business Combination due to the additional legal, accounting, insurance, investor relations and other costs that the Company will incur as a public company, as well as other costs associated with continuing to grow the business. While we expect general and administrative expenses to increase in the foreseeable future, such expenses on average are expected to decrease as a percentage of revenue over the long term, as the company continues to scale its operations.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022 Revenue

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Patient service revenue, net	$613,486	$546,895	$66,591	12.2%
Other revenue	5,212	5,053	159	3.1%
Total revenue	$618,898	$551,948	$66,750	12.1%

Revenue increased by $66.8 million, or 12.1%, primarily due to a $66.3 million increase in patient service revenue and a $0.4 million increase in other revenue.

Patient service revenue, net

The $66.3 million increase in revenue is primarily attributable to organic growth seen between periods due to an increase of patient encounters of 6.5% driving $54.7 million of the revenue increase. An additional $11.5 million increase in patient services revenue was due to the impact of one acquisition and five affiliate agreements in 2022 which are fully reflected in the six months ended June 30, 2023 as well as one affiliate agreement entered into in June of 2023.

Other revenue

Other revenue increased $0.4 million primarily due to a $0.8 million increase in professional services agreements whereby the Company’s physicians provide services to various hospital systems offset by a $0.6 million decrease in clinical trial revenue.

Operating Expenses

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Cost of revenue	$569,933	$513,011	$56,922	11.1%
General and administrative expenses	52,915	42,723	10,192	23.9%
Total costs and expenses	$622,848	$555,734	$67,114	12.1%

Operating expenses increased $67.1 million, or 12.1%, due to a $56.9 million increase in cost of revenue and a $10.2 million increase in general and administrative expenses.

Cost of revenue

Cost of revenue increased $56.9 million which was primarily driven by drug and medical supply costs, due to both increased patient encounters and cost per encounter. The volume of patient encounters at our practices increased cost of revenue by $27.6 million, and the cost per encounter drove a $19.2 million increase. The increased cost of patient encounters was driven by a combination of higher drug and supply costs as well as the drug and service mix patients required. The remaining $9.5 million increase in cost of revenue relates to drug and supply costs from one acquisition and five affiliate agreements in 2022 which are fully reflected in the six months ended June 30, 2023 as well as one affiliate agreement entered into in June of 2023.

General and administrative expense

The $10.2 million increase in general and administrative expenses was primarily driven by a $3.6 million increase in fees to a revenue cycle partner who is managing the optimization of our revenue cycle. Accounting and consulting fees and other expenses related to the Business Combination increased $5.1 million from the comparable prior period. The remaining increase period over period was driven by an increase in depreciation and amortization of $1.2 million.

Other Income (Expense)

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Interest expense	$(2,968)	$(1,110)	$(1,858)	167.4%
Interest income	126	55	71	*
Other (expense) income, net	(4,380)	461	(4,841)	(1,050.1%)
Total other expense	$(7,222)	$(594)	$(6,628)	1,115.9%

*       — % not meaningful

Interest expense

The increase in interest expense was due to an increase in interest rates resulting from an increase in the federal funds rate from 1.75% in the second quarter of 2022 to 5.25% in the second quarter of 2023.

Other (expense) income, net

The increase in other expense is attributable to a charge of $5.1 million related to the fair value adjustment of the Class A-1 derivative liability, which was offset by an increase in various sources of nonoperating income.

Income taxes

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Income tax expense	$—	$—	$—	*

The Company’s effective income tax rate was 0.0% and 0.0% for the six months ended June 30, 2023 and 2022, respectively. The effective income tax rate for the six months ended June 30, 2023 and 2022 differed from the federal statutory rate primarily due to certain legal entities in the Company’s structure being treated as partnerships for income tax purposes and, therefore, not being subject to income tax. All corporate entities within the Company’s structure continue to maintain a full valuation allowance against their net deferred tax assets.

Comparison of the Years Ended December 31, 2022 and 2021 Revenue

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Patient service revenue, net	$1,137,932	$938,242	$199,690	21.3%

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Other revenue	11,738	5,505	$6,233	113.2%
Total revenue	$1,149,670	$943,747	$205,923	21.8%

Revenue increased by $205.9 million, or 21.8%, primarily due to a $200.0 million increase in patient service revenue and a $6.2 million increase in other revenue.

Patient service revenue, net

The $200.0 million increase in patient services revenue was primarily due to the impact of five acquisitions and six affiliate agreements, including five in 2021 which are fully reflected in the year ended December 31, 2022, and accounted for $144.0 million of the increase in revenues between the periods.

Organic growth, excluding the acquired practices, drove the remaining increase in revenue. Patient encounters at our practices increased revenue by $10.0 million, and $50.5 million of our increased revenue was attributed to the drug and service mix that patients required based on their clinical diagnoses and treatment plans.

Other revenue

Other revenue increased $6.2 million primarily due to a clinical trial agreement entered into during 2022 and an increase in professional services agreements whereby the Company’s physicians provide services to various hospital systems.

Operating Expenses

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Cost of revenue	$1,054,217	$865,788	$188,429	21.8%
General and administrative expenses	89,887	77,048	12,839	16.7%
Total costs and expenses	$1,144,104	$942,836	$201,268	21.3%

Operating expenses increased $201.3 million, or 21.3%, due to a $188.4 million increase in cost of revenue and a $12.8 million increase in general and administrative expenses.

Cost of revenue

Cost of revenue increased $188.4 million which was primarily driven by an increase of $113.4 million of drug and medical supply costs, $3.4 million of occupancy costs, and $17.3 million in clinical compensation and benefits related to the acquisition of five practices and six new affiliate agreements, including five in 2021 which are fully reflected in the year-ended December 31, 2022.

Organic growth, excluding the practices above, drove the remaining increase of drug and medical supply costs within cost of revenue. The volume of patient encounters at our practices increased cost of revenue by $7.7 million, and the cost per encounter drove a $47.1 million increase. The cost of patient encounter was driven by a combination of higher drug and supply costs as well as the drug and service mix patients required.

General and administrative expense

The increase in general and administrative expenses were primarily driven by a $7.0 million increase in corporate compensation due to the termination of the Company’s third party back office provider in 2021 which resulted in ramping up hiring of corporate personnel as well as increases due to the inflationary effects of tight labor markets nationally. Further, there was a $4.7 million increase in IT costs, $4.7 million increase in consulting & accounting fees, and a $1.5 million increase in postage costs. These increases were offset by a decrease of approximately $4.7 million in central service fees as well as a $1.5 million decrease in value-based care costs related to the federal oncology care model which ended in December of 2021.

Other Income (Expense)

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Interest expense	$(3,417)	$(1,419)	$(1,998)	140.8%
Interest income	151	127	24	*
Other income, net	289	736	(447)	*
Total other expense	$(2,977)	$(556)	$(2,421)	*

*       — % not meaningful

Interest expense

The increase in interest expense was due to an increase in interest rates resulting from the seven increases in the federal funds rate during 2022.

Other income, net

The decrease of other income, net is primarily attributable to a $0.4 million decrease in sublease rental income.

Income taxes

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Income tax expense	$—	$460	$(460)	*

*       — % not meaningful

The Company’s effective income tax rate was 0.0% and 129.33% for the years ended December 31, 2022 and 2021, respectively. The provision for income taxes was $0 and $460 for the years ended December 31, 2022 and 2021, respectively. The change in the provision for income taxes was primarily due to a full valuation allowance on all corporate entities recorded against the Company’s deferred tax assets during 2022.

Comparison of the Years Ended December 31, 2021 and 2020 Revenue

	Year ended December 31,		Change
(dollars in thousands)	2021	2020	$	%
Patient service revenue, net	$938,242	$714,678	$223,564	31.3%
HHS grant income	—	6,841	(6,841)	(100.0)%
Other revenue	5,505	3,224	2,281	70.8%
Total revenue	$943,747	$724,743	$219,004	30.2%

Revenue increased by $219.0 million, or 30.2%, primarily due to a $223.6 million increase in patient service revenue and a $2.3 million increase in other revenue, offset by a $6.8 million decrease in HHS grant income.

Patient service revenue, net

The $223.6 million increase in patient services revenue was primarily due to the impact of 10 acquisitions and one affiliate agreement, including six in 2020 which are fully reflected in the year ended December 31, 2021 and accounted for $199.1 million of the increase in revenues between the periods. Organic growth, excluding the acquired practices, drove the remaining increase in revenue. Increased revenue of approximately $24.9 million was primarily attributable to an increase in patient encounters of 5.8%.

HHS grant income

The decrease in HHS grant income was due to the Department of Health and Human Services providing a one-time grant of $6.8 million in 2020 to support small businesses during the COVID-19 pandemic which is not required to be repaid, but no similar grant was provided in 2021.

Other revenue

Other revenue increased $2.3 million primarily due to an increase in professional services agreements whereby the Company’s physicians provide services to various hospital systems.

Operating Expenses

	Year ended December 31,		Change
(dollars in thousands)	2021	2020	$	%
Cost of revenue	$865,788	$658,638	$207,150	31.5%
General and administrative expenses	77,048	44,033	33,015	75.0%
Total costs and expenses	$942,836	$702,671	$240,165	34.2%

Operating expenses increased $240.2 million, or 34.2%, due to a $207.2 million increase in cost of revenue and a $33.0 million increase in general and administrative expenses.

Cost of revenue

Cost of revenue increased $207.2 million which was primarily driven by an increase of $153.2 million of drug and medical supply costs, $4.6 million of occupancy costs, and $24.9 million in clinical compensation and benefits related to the acquisition of 10 practices and one new affiliate agreement, including six in 2020 which are fully reflected in the year-ended December 31, 2021.

Organic growth, excluding the practices above, drove the remaining increase of drug and medical supply costs within cost of revenue. Patient encounters rose 5.8% at our practices and were the primary driver of the increased cost of revenue, resulting in an increase in costs of approximately $27.3 million. This increase was partially offset by a combination of lower drug and supply costs due to the service mix that patients required, resulting in an approximately $9.7 million reduction in costs when compared to the prior period. Further, an $8.2 million increase in organic practice costs was attributable to the inflationary effects of tight labor markets nationally.

General and administrative expense

The increase in general and administrative expense was primarily driven by the Company’s transition from a third party back office provider in 2021. This led to an increase of $25.6 million in costs due to the hiring of administrative and corporate personnel as well as a $10.6 million increase in other related transition costs. Additionally, there was a $3.6 million increase in compensation and benefits attributable to the inflationary effects of tight labor markets nationally, $2.7 million increase in rent and depreciation and amortization expense, $1.4 million in expenses associated with the Value Based Care program, as well as approximately $3.0 million increase of other G&A costs. This was partially offset by a decrease of $13.9 million in central service fees paid when the Company outsourced its back-office functions to a third-party.

Other Income (Expense)

	Year ended December 31,		Change
(dollars in thousands)	2021	2020	$	%
Interest expense	$(1,419)	$(1,116)	$(303)	27.2%
Interest income	127	32	95	*
Other income, net	736	180	556	*
Total other expense	$(556)	$(904)	$348	(38.5)%

*       — % not meaningful

Interest expense

The increase in interest expense was due to an increase of $27.2 million in long-term borrowings offset by a decrease in interest rate, as a result of refinancing our credit agreement in the second quarter of 2021.

Other income, net

The increase of other income is primarily attributable to a $0.4 million increase in sublease rental income.

Income taxes

	Year ended December 31,		Change
(dollars in thousands)	2021	2020	$	%
Income tax expense (benefit)	$460	$(783)	$1,243	(158.7)%

The Company’s effective income tax rate was 129.33% and (3.71%) for the years ended December 31, 2021 and 2020, respectively. The increase in income tax expense was primarily due to a significant decrease in pre-tax income from 2020 to 2021 attributable to the Company’s legal entities treated as partnerships for income tax purposes. As partnerships, these legal entities are not subject to income tax, which significantly impacts state taxes and nontaxable passthrough LLC income. Additionally, the Company established a full valuation allowance against its net deferred taxes at one of its corporate entities during 2021.

Our Adjusted EBITDA for recent comparative periods is presented as follows:

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table provides a reconciliation of net income, the most closely comparable GAAP financial measure, to Adjusted EBITDA:

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Net loss	$(11,591)	$(4,380)	$7,211	(164.6)%
Interest expense, net	2,968	1,110	1,858	167.4%
Depreciation and amortization	4,308	3,159	1,149	36.4%
Non-cash stock compensation	—	10	(10)	(100.0)%
Operational transformation*	—	1,174	(1,174)	(100.0%)
Gain/loss on derivative liabilities	5,066	—	5,066	100.0%
Transaction costs	5,282	—	5,282	100.0%
Adjusted EBITDA	$6,033	$1,073	$4,960	462.5%

* Personnel costs associated with rationalization of our central services cost structure.

Adjusted EBITDA was $6.0 million for the six months ended June 30, 2023 as compared to $1.1 million for the six months ended June 30, 2022. The increase in Adjusted EBITDA was primarily due to the add back of the loss on derivatives in the amount of $5.1 million, an increase in certain non-recurring transaction costs related to the Business Combination in the most recent period of $5.3 million as well as $1.1 million of additional depreciation and amortization and $1.9 million of additional interest expense. These amounts were offset by an increase in the net loss of $7.2 million and $1.2 million of non-recurring operational transformation expenses incurred in 2022.

Comparison of the Years Ended December 31, 2022 and 2021

The following table provides a reconciliation of net income, the most closely comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Net income	$2,589	$(105)	$2,694	*
Interest expense, net	3,266	1,292	1,974	152.8%
Depreciation and amortization	6,719	6,079	640	10.5%
Income tax expense (benefit)	0	460	(460)	(100.0)%
Non-cash stock compensation	—	20	(20)	(100.0)%
Insourcing transition expenses**	—	1,886	(1,886)	(100.0)%
Other***	510	—	510	100.0%
Operational transformation****	1,726	—	1,726	100.0%
Transaction costs	3,277	—	3,277	100.0%
Adjusted EBITDA	$18,087	$9,632	$8,455	87.8%

*	% not meaningful

**	These expenses relate to incremental costs associated with our transition from a third-party back- office service provider to internal resources.

***	Costs incurred related to Hurricane Ian.

****	Personnel costs associated with rationalization of our central services cost structure.

Adjusted EBITDA was $18.1 million for the year ended December 31, 2022 as compared to $9.6 million for the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily due to an increase in net income of approximately $2.7 million. Additionally, the Company incurred certain non-recurring expenses in the most recent period related to Hurricane Ian of approximately $0.5 million, operational transformation costs of $1.7 million, and personnel costs associated with the rationalization of our central services cost structure of $3.3 million, as well as $0.6 million of additional depreciation and amortization. This was partially offset by the non-recurrence of costs associated with our prior year insourcing efforts. As the number of oncology practices we have acquired has grown, and continues to grow, we have focused our resources in recent periods on building a sustainable, scalable, operating platform. This has included adding headcount and processes that we believe will allow us to continue to add additional physician practices without requiring this level of costs. The results of these efforts have led to compressed operating margins and reduced Adjusted EBITDA in the current period; however, we believe this positions us for profitable growth as we continue to expand our clinical footprint through both acquisitions and organic growth.

Comparison of the Years Ended December 31, 2021 and 2020

The following table provides a reconciliation of net income, the most closely comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,		Change
(dollars in thousands)	2021	2020	$	%
Net income	$(105)	$21,951	$(22,056)	(100.5)%
Interest expense, net	1,292	1,084	208	19.2%
Depreciation and amortization	6,079	3,656	2,423	66.3%
Income tax expense (benefit)	460	(783)	1,243	(158.8)%
Non-cash stock compensation	20	20	—	—
Insourcing transition expenses**	1,886	—	1,886	*
Adjusted EBITDA***	$9,632	$25,928	$(16,296)	(62.9)%

*	% not meaningful

**	These expenses relate to incremental costs associated with our transition from a third-party back-office service provider to internal resources.

Adjusted EBITDA was $9.6 million for the year ended December 31, 2021 as compared to $25.9 million for the year ended December 31, 2020. The decrease in Adjusted EBITDA was primarily due to a reduction in net income of approximately $22.1 million. The reduction in net income resulted from, in large part, due to the Department of Health and Human Services providing a one-time grant of $6.8 million in 2020 to support small businesses during the COVID-19 pandemic which is not required to be repaid, but no similar grant was provided in 2021. As the number of oncology practices we have acquired has grown, and continues to grow, we have focused our resources in recent periods on building a sustainable, scalable, operating platform. This has included adding headcount and processes that we believe will allow us to continue to add additional physician practices without requiring this level of costs. The results of these efforts have led to compressed operating margins and reduced Adjusted EBITDA in the current period; however, we believe this positions us for profitable growth as we continue to expand our clinical footprint through both acquisitions and organic growth.

Liquidity and Capital Resources

General

To date, the Company has financed its operations principally through the issuance of membership units and long-term debt, and to a lesser extent, cash flows from operations. As discussed below, on June 7, 2023, the Company entered into an agreement to issue Class C Preferred Units for net proceeds of approximately $64.5 million. As of June 30, 2023, the Company had $72.7 million of cash and cash equivalents, $10.0 million of short-term marketable securities, $81.3 million in outstanding long-term indebtedness, and $1.0 million of availability under its PNC Line of Credit.

The Company may incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments management intends to continue making in expanding operations and sales and marketing and due to additional general and administrative expenses management expects to incur in connection with operating as a public company. As a result, the Company may require additional capital resources to execute strategic initiatives to grow the business.

Management believes that the cash on hand, cash proceeds from the Class C issuance, and additional cash from the Business Combination will be sufficient to fund the Company’s operating and capital needs for at least the next 12 months. The Company’s actual results may vary due to, and its future capital requirements will depend on, many factors, including its organic growth rate and the timing and extent of acquisitions of new clinics and expansion into new markets. The Company may in the future enter into arrangements to acquire or invest in complementary businesses. The Company could use its available capital resources sooner than management currently expects. The Company may be required to seek additional equity or debt financing.

Significant Financing Transactions

2020 Sale of Class A-1 Equity

In March of 2020, the Company sold 730 Class A-1 Units for gross proceeds of $30.0 million. Offering related costs of approximately $1.5 million were incurred, resulting in net proceeds to AON of approximately $28.5 million, which are recorded as a capital contribution in the Consolidated Statements of Members’ Equity. The proceeds from the investment were used primarily for capital expenditures and to fund additional acquisitions of physician practices.

2020 Debt Financing Activity

During 2020, the Company held various term loans with Truist Bank which were primarily used to finance acquisitions of various physician practices since the Company’s inception. The term loans, all of which had the same terms and provisions, were seven-year loans which required interest only payments for the first two years of the loan term. The base interest rate is the one-month LIBOR rate plus an applicable margin of 1.45% (1.60% at December 31, 2020). The Company made approximately $0.6 million in interest payments during 2020 on this loan. There was approximately $26.5 million outstanding as of December 31, 2020 related to these loans.

The Company also modified its existing revolving credit arrangement with Truist Bank during 2020. The original revolving line of credit was modified to extend the maturity date from April 2020 to September 2021, reduce the credit limit from $27.0 million to $10.0 million, and increase the interest rate applicable to all amounts outstanding under the revolver from one-month LIBOR plus 1.3% to one-month LIBOR plus 3.6% or 4.35%. The Company had $10.0 million outstanding related to the revolving line of credit with Truist Bank as of December 31, 2020.

2021 Debt Financing Activity

On April 30, 2021 the Company entered into the PNC Loan Facility (“Facility”) which was collateralized by the Company’s assets and outstanding patient accounts receivable. The Facility is guaranteed on a limited basis by the Company and shareholder of AON Partners and Partners of Maryland. The Facility is interest- only with total principal due upon maturity on April 30, 2024. Interest accrues at one-month LIBOR or an alternate base rate plus 1.45%. The Company received $65.0 million in proceeds (less related fees) under the Facility. The Company utilized $34.6 million of the proceeds to pay off the Truist Term Loans and Truist Revolver. The remaining funds were made available for working capital and acquisitions of additional physician practices. The Company paid approximately $1.4 million in interest payments in 2021.

On April 30, 2021, the Company also entered into a $5.0 million revolving line of credit agreement (“PNC Line of Credit”). The PNC Line of Credit has an expiration date of April 30, 2024 and bears interest at a rate per annum equal to the sum of the daily LIBOR rate plus 1.65% or an alternate base rate plus .65% and is due on the first day of each month beginning June 1, 2021. Any outstanding principal and accrued interest will be due on the expiration date. Beginning July 1, 2021, quarterly bank fees equal to 1.65% per day per annum will be due in arrears and will continue on the first day of each quarter thereafter. All debt related to the PNC Line of Credit is collateralized by the Company’s assets. From the date the PNC Line of Credit was executed through December 31, 2021, no draws had been made.

On July 29, 2021, the Company amended the PNC Loan Facility increasing the Facility Limit from $65.0 million to $75.0 million.

2022 Debt Financing Activity

In 2022, the Company amended the PNC Facility and Line of Credit agreements. The primary changes included an increase of the Facility limit from $75.0 million to $125.0 million, a decrease of the PNC Line of Credit amount from $5.0 million to $1.0 million, interest charges to be calculated based on the Bloomberg Short-Term Bank Yield Index plus 1.65% and certain financial covenants. As part of the amendments, the Company drew an additional $16.3 million in proceeds under the Facility.

The total amount outstanding under the PNC Facility as of June 30, 2023 and December 31, 2022 was $81.3 million, at an interest rate of 6.63% as of June 30, 2023. No amounts were drawn down on the PNC Line of Credit as of June 30, 2023 and December 31, 2022.

2023 Sale of Class C Equity

On April 27, 2023, AON and the AON Class C Preferred Investor entered into a Unit Purchase Agreement, which they subsequently amended and restated on June 7, 2023 (as amended, the “Unit Purchase Agreement”), which provides for an investment of at least $65.0 million with an option to increase the investment to $75.0 million in connection with the issuance of AON Class C Convertible Preferred Units (“AON Class C Units”) to the AON Class C Preferred Investor.

Pursuant to the Unit Purchase Agreement, on June 7, 2023, the AON Class C Preferred Investor purchased, and AON issued and sold to the AON Class C Preferred Investor, 2,459 AON Class C Units at an aggregate purchase price of $65.0 million. Under the Unit Purchase Agreement, the AON Class C Preferred Investor has an option to purchase an additional 378 AON Class C Units until the closing of the Business Combination (the “Closing”), at a purchase price of $26,432 per Unit. In connection with the Class C Unit sale, AON amended and restated its operating agreement, to among other things, authorize 2,837 AON Class C Units of which 2,459 were outstanding as of June 30, 2023 to the AON Class C Preferred Investor.

2023 Debt Financing Activity

On June 30, 2023, the Company entered into Amendment No. 7 to its PNC Loan Facility which primarily extended the maturity date of the Facility from April 30, 2024 to June 30, 2026.

Cash Flows

Historical information regarding sources of cash and capital expenditures in recent periods and analysis of those sources and uses is provided below.

Cash flows for the six months ended June 30, 2023 and 2022 were as follows:

	Six Months Ended June 30,		Change
(dollars in thousands)	2023	2022	$	%
Net cash used in operations	$(2,271)	$(9,998)	$7,727	(77.3)%
Net cash used in investing activities	(6,309)	(12,137)	5,828	(48.0)%
Net cash provided by financing activities	54,362	15,864	38,498	242.7%

Cash flows from operating activities

Net cash used in operating activities was $2.3 million during the six months ended June 30, 2023 compared to $10.0 million for the comparable period for 2022. The $7.7 million period over period improvement was primarily attributable to:

•	The improvement in cash flows period over period resulting from a $5.5 million improvement in net changes to working capital components.

•	The impacts from changes in the Medicare advance payments liability, which had no impact on cash flows in the six-month period ended June 30, 2023, but had a $3.7 negative impact in the six-month period ended June 30, 2022.

•	These improvements were partially offset by a $1.6 million reduction in cash provided by net loss including the effects of non-cash reconciling items.

Cash flows from investing activities

Net cash used in investing activities was $6.3 million for the six months ended June 30, 2023 compared to $12.1 million for the comparable period for 2022. The decrease in cash used period over period was primarily attributable to the following:

•	Purchases of marketable securities for the six months ended June 30, 2023 of $2.3 million were offset by sales of marketable securities of $2.2 million. Purchases of marketable securities for the six months ended June 30, 2022 were $10.0 million offset by sales of $0.3 million during this period. This difference resulted in a $9.7 million decrease in cash used between periods.

•	The decrease in cash used was offset by a $4.1 million increase in purchases of property and equipment during the six months ended June 30, 2023 compared to 2022.

Cash flows from financing activities

Net cash provided by financing activities was $54.4 million for the six months ended June 30, 2023 compared to net cash provided of $15.9 million for the comparable period for 2022. The period over period increase in cash flows from financing activities was primarily attributable to the issuance of Class C Units which resulted in net proceeds of $64.2 million. This was offset by preferred return distributions to Class A and A-1 members of $8.1 million. The increase in 2023 was further offset by the reduction in borrowings on long-term debt, which were $16.3 million in the prior period and $0.0 during the six months ended June 30, 2023. There were no debt repayments during the period ended June 30, 2023.

Cash flows for the years ended December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31,		Change
(dollars in thousands)	2022	2021	$	%
Net cash used in operations	$(6,784)	$(26,338)	$19,554	(74.2)%
Net cash used in investing activities	(13,991)	(10,694)	(3,297)	30.8%
Net cash provided by financing activities	15,347	26,544	(11,197)	42.2%

Cash flows from operating activities

Net cash used in operating activities was $6.8 million during the year ended December 31, 2022 compared to $26.3 million for the comparable period for 2021. The $19.6 million period over period improvement was primarily attributable to:

•	The impacts from the reduction in the Medicare advance payments liability, which was reduced from$ 3.7 million as of December 31, 2021 to $0.0 as of December 31, 2022, resulting in a $3.7 million use of cash for the twelve-months ended December 31, 2022. This compared to the reduction in the same liability of $13.5 million from December 31, 2020 to December 31, 2021, which resulted in a $13.5 million use of cash in the twelve months ended December 31, 2021. The difference in this liability reduction is a net increase in operating cash flows of approximately $9.8 million when comparing the periods.

•	The improvements in period over period cash flows from operations also include an increase in cash generated from operating activities as a result of the cash flow impacts of net income, after giving effect to non-cash reconciling items, of $11.8 million for the twelve months ended December 31, 2022 when compared to December 31, 2021. This improvement was primarily attributable to a$ 10.4 million non-cash adjustment due to the amortization of right-of-use assets added as part of the adoption of Accounting Standards Codification 842 — Leases as well as a $2.7 million increase in net income.

•	The above is partially offset by approximately $1.9 million increase in use of cash related to the net impact of working capital changes between the periods.

Cash flows from investing activities

Net cash used in investing activities was $14.0 million for the year ended December 31, 2022 compared to $10.7 million for the comparable period for 2021. The increase in cash used period over period was primarily attributable to purchases of marketable securities of $12.6 million for the year ended December 31,2022, offset by proceeds from sales of marketable securities of $2.7 million. There were no purchases or sales of marketable securities during the comparable period.

The increase in cash used above was partially offset by the following:

•	Purchases of property and equipment was $7.2 million for the year ended December 31, 2022, lower than $8.3 million for the comparable period. Acquisition of physician practices decreased approximately $3.2 million period over period.

•	An increase of $1.4 million in proceeds related to the disposal of property and equipment period over period.

Cash flows from financing activities

Net cash provided by financing activities was $15.3 million for the year ended December 31, 2022 compared to $26.5 million for the comparable period for 2021. The period over period decrease in cash flows from financing activities was primarily attributable to:

•	Borrowing on long-term debt was $16.3 million for the twelve months ended December 31, 2022 compared to $65.0 million in the comparative period. The amounts in 2021 were related to the PNC Loan Facility, and the amounts in 2022 are related to $16.3 million which was borrowed when the Company entered into an amendment to the PNC Loan Facility which increased the Facility limit to $125 million.

•	The period over period reduction in cash provided was offset by the repayment of $37.1 million of long-term debt (from the prior Truist Loan and Revolver, which was extinguished in 2021 with the issuance of our PNC Loan Facility) during the twelve months ended December 31, 2021. There was no debt repayment in the twelve months ended December 31, 2022.

Off Balance Sheet Arrangements

As of the date of this current report on Form 8-K, AON does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with AON is a party, under which it has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

AON does not engage in off-balance sheet financing arrangements.

Material Cash Requirements

Based on the Company’s borrowings under the long-term debt arrangement as of June 30, 2023, the Company expects future cash outflows related to interest expense (based on Bloomberg Short-Term Bank Yield Index rate of 6.63% as of June 30, 2023) of $2.7 million for the remainder of 2023 and $5.4 million in 2024.

The Company also expects a cash outflow of $81.3 million related to the repayment of principal when the PNC Loan Facility matures in June of 2026.

The Company expects the following cash flows related to operating leases with third parties: $2.9 million in 2023, $7.7 million in 2024, $6.7 million in 2025, $6.3 million in 2026, $5.6 million in 2027, and $12.5 million thereafter.

The Company expects the following cash flows related to operating leases with related parties: $1.3 million in 2023, $2.6 million in 2024, $2.5 million in 2025, $2.6 million in 2026, $2.4 million in 2027, and $3.0 million thereafter.

Cash outflows related to certain vendor contracts with committed expenditures are expected to total approximately $3.0 million. The timing of the expenditures is as follows: $1.5 million in 2023, and $1.5 million in 2024.

The Company does not have any significant supply or other arrangements which result in material cash requirements other than as described above.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions are involved in the calculation of the Company’s allowance for contractual adjustments and allowances for uncollectible on accounts receivable, liabilities for provider compensation, and accrued insurance claim reserves. Actual results could differ from those estimates.

Variable Interest Entities

AOMC is a wholly owned subsidiary of the Company and neither AOMC nor the Company has ownership interest in AON Partners and Partners of Maryland. Both AON Partners and Partners of Maryland are fully owned by physicians. The Company operates its physician practices through the MSAs and other contractual agreements between AOMC, AON Partners, and Partners of Maryland. The responsibilities of AOMC include, but are not limited to negotiating provider and payor contracts, employment and compensation decisions, billing and collections, furnishing all supplies and equipment necessary for the respective practice’s operations as well as, necessary real estate, contracting on behalf of AON Partners and Partners of Maryland, entering into leases, holding a power of attorney to perform the above activities, preparing, maintaining and administering all accounting records (including financial reporting), expense payment, and maintenance of all information systems/software. The Company is paid a management fee to compensate AOMC for the services provided. AON Central Services is 80% physician owned and 20% owned by AON LLC. AOMC entered into an agreement with AON Central Services, effective January 1, 2023, for AOMC to provide qualified non-clinical and non-medical employees to AOMC to support the operation of the physician practices. AOMC pays a monthly management fee to AON Central Services equal to the aggregate cost of compensation, benefits and all other costs related to these employees.

Based on various quantitative and qualitative factors, including assessment of certain services performed and relationships held above, management has determined that AON Partners, Partners of Maryland and AON Central Services are all variable interest entities and AOMC is the primary beneficiary who holds the decision-making rights over the activities that most significantly impact AON Partners, Partners of Maryland and AON Central Services’ economic performance through the MSAs and other contractual agreements. Accordingly, the results of AON Partners, Partners of Maryland and AON Central Services have been consolidated with the Company for all periods presented. During the first quarter of 2023, Meaningful Insights Biotech Analytics, LLC (“MIBA”) was established which is also considered a VIE; however, as of June 30, 2023, it had immaterial activity.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (the “CODM”). The Company’s CODM is its chief executive officer who reviews financial information together with certain operating metrics principally to make decisions about how to allocate resources and to measure the Company’s performance. The Company has one operating segment and one reportable segment that are structured around the organizational management of oncology practice operations. All revenues and assets are in the United States.

Revenue Recognition

Revenue is recognized under Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (“Topic 606”). The Company determines the transaction price based upon standard charges for goods and services with anticipated consideration due from patients, third-party payors (including health insurers and government agencies) and others. The Company’s revenue is primarily derived from patient service revenues, which encompass oncology services provided during patient encounters and shipments of pharmacy prescriptions. Performance obligations for the Company’s services provided to patients and most procedures, are satisfied over the time of visit which is the same day services are performed. Performance obligations relating to pharmacy revenue are considered fully satisfied at a point in time upon the customer receiving delivery of the prescription. Accordingly, the Company does not anticipate a significant amount of revenue from performance obligations satisfied (or partially satisfied) in previous periods.

As services are performed and prescriptions are shipped, timely billing occurs for services rendered and prescriptions shipped less discounts provided to uninsured patients and contractual adjustments to third-party payors based upon prospectively determined rates and discounted charges. Payment is requested at the time of service for self-paying patients and for patients covered by third-party payors that are responsible for paying deductibles and coinsurance.

The Company monitors revenue and receivables to prepare estimated contractual allowances for the anticipated differences between billed and reimbursed amounts. Payments from third-party payors and Government programs including Medicare and Medicaid may be subject to audit and other retrospective adjustments. Such amounts are considered on an estimated basis when net patient revenue is recorded and are adjusted as final adjustments are determined.

The Company has a system and estimation process for recording Medicare net patient service revenue and estimated recoupments as it relates to value-based care (“VBC”) revenue included in patient service revenue on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company’s VBC revenue is primarily generated through its participation in the CMS Oncology Care Model (“OCM”) which is an episode-based payment model to promote high-quality cancer care. Participants enter six-month episode periods, and the Company bills a monthly fee during the six-month period based on a fixed rate per participant per month and the total number of participants. Certain quality and compliance metrics are tracked as part of the program and submitted to CMS at the end of the episode period which may result in recoupment of funds. The Company estimates the recoupment amount by developing a recoupment percentage for each period based on historical known recoupment from CMS and applies the recoupment percentage against total fees for the period. Based on the estimate, the Company accrues a liability representing the expected final recoupments based on historical settlement trends.

Accounts Receivable

Accounts receivable from patients are carried at the original charge for the services provided, and an adjustment is made to the receivable in a contra account based on the historical collection rate for the provider and payor combination. This adjustment takes into consideration any allowance for doubtful accounts. Management determines the allowance for uncollectible accounts based on historical experience.

Business Combinations

The Company evaluates acquired practices in accordance with ASU 2017-01, Business Combinations (Topic 805) — Clarifying the Definition of a Business. This standard clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Because substantially all of the value of each acquired practice did not relate to a similar group of assets and as each acquired practice contained both inputs and processes necessary to provide economic benefits to the Company, it was determined that each acquisition represents a business combination. Therefore, the transactions have been accounted for using the acquisition method of accounting, which requires, with limited exceptions, that assets acquired, and liabilities assumed be recognized at their estimated fair values as of the acquisition date. Any excess of the consideration transferred over the estimated fair values of the net assets acquired is recorded as goodwill. Transaction costs related to business combinations are expensed in the period in which they are incurred.

Leases

The Company’s lease portfolio primarily consists of office and equipment leases for its practice facilities. The Company evaluates whether a contract is or contains a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of identified property or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: 1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment); and 2) the customer has the right to control the use of the identified asset. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As the Company’s operating leases do not generally provide an implicit rate, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of the Company’s operating leases include the noncancellable period of the lease plus any additional periods covered by either a lessee option to extend (or not to terminate) the lease that the lessee is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Lease payments included in the measurement of the operating lease right-of-use (“ROU”) assets and lease liabilities are comprised of fixed payments (including in- substance fixed payments), variable payments that depend on an index or rate, and the exercise price of a lessee option to purchase the underlying asset if the lessee is reasonably certain to exercise.

The operating lease ROU assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The operating lease ROU assets are subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The operating lease liabilities are initially measured at the present value of the unpaid lease payments at the lease commencement date.

Professional Liability

The Company maintains an insurance policy for exposure to professional malpractice insurance risk beyond selected retention levels. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with a third-party actuary. The actuarial valuations consider a number of factors, including historical claims payment patterns, changes in case reserves and the assumed rate of increase in healthcare costs. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, due to the sensitive nature of this estimation technique, recorded reserves could differ from ultimate costs related to these claims due to changes in claims reporting, claims payment and settlement practices and differences in assumed future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities and included in accrued other. All other accrued unpaid claims and expenses are classified as long-term liabilities and included in other long-term liabilities. Insurance recoveries associated with the unpaid claims are classified as long-term assets included in other assets.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date.

Accounting guidance establishes a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

Level 2	Inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy.

Our financial instruments include cash, short-term marketable securities, accounts receivable, notes receivable, accounts payable, accrued expenses, long-term debt and contractual agreements that resulted in derivative liabilities. Our nonfinancial assets such as property and equipment are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence that impairment may exist.

The carrying amounts of cash, accounts receivable, accounts payable, notes receivable, and accrued expenses approximate their fair value because of the short-term maturity and highly liquid nature of these instruments. We determine the fair value of long-term debt and marketable securities based on various factors including maturity schedules and current market rates.

The fair value of our derivative liabilities was determined using Level 3 inputs. The fair value was estimated using the Black-Scholes Option Pricing model or the “with and without” valuation approach. There were no transfers between any levels of the hierarchy during any periods presented.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Certain of AON’s outstanding indebtedness bears interest at a floating rate. As a result, AON may be exposed to fluctuations in interest rates to the extent of its borrowings under these arrangements. AON does not currently engage in any hedging or derivative instruments to attempt to offset this risk. Based on the total amount of variable debt outstanding as of June 30, 2023, if the Bloomberg Short-Term Bank Yield Index increased by 1.0% due to normal market conditions, AON’s interest expense will increase by approximately $0.8 million per annum.

AON had $81.3 million of borrowings under loans with variable rates as of June 30, 2023.

Inflation Risk

The healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are drug and medical supplies costs, medical equipment and other costs. The nationwide shortage of nurses and other clinical staff and support personnel has been a significant operating issue facing us and other healthcare providers. In particular, like others in the healthcare industry, we have experienced a shortage of nurses and other clinical staff and support personnel in certain geographic areas, which was largely driven by the COVID-19 pandemic. Nationally, the increase demand for healthcare workers has in some regions, required us to offer one-time retention bonuses, pay premium wages above standard compensation for essential workers, and even utilize higher cost temporary labor. This staffing shortage may require us to further enhance wages and benefits to recruit and retain nurses and other clinical staff and support personnel or require us to hire expensive temporary personnel. We have also experienced cost increases related to the procurement of medical supplies and equipment as well as construction of new facilities and additional capacity added to existing facilities. Our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices.

We minimize the impact of inflation on our labor, drug, and supply costs primarily through maintaining strong relationship with our suppliers and GPO and renegotiated contracts with our payors. In addition, AOP has a Pharmacy and Therapeutics Committee (“P&T Committee”) that meets biweekly to evaluate and modify the preferred drug formulary. The P&T Committee considers the following in its formulary recommendations: 1) evidence-based research demonstrating favorable clinical outcomes of such treatment; 2) potential adverse events or side effects of such treatment; and 3) cost of such treatment to the applicable stakeholder (patient and payor).